BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2023

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial Statements for the six-month period ended June 30, 2023, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	06.30.23	12.31.22

ASSETS

Cash and deposits in banks	3	424,604,266	446,455,900

Cash		141,090,925	176,983,631
Financial institutions and correspondents		234,275,199	269,336,276
B.C.R.A.		225,278,353	243,212,559
Other in the country and abroad		8,996,846	26,123,717
Other		49,238,142	135,993

Debt securities at fair value through profit or loss	4 and A	80,225,844	38,453,706

Derivative instruments	5	3,259,979	3,417,746

Repo transactions	6	175,730,857	79,205,113

Other financial assets	7	90,677,279	49,337,467

Loans and other financing	8	1,052,089,295	1,080,527,405

Non-financial Government sector		3,743	2,109
B.C.R.A.		-	13,613
Other financial institutions		7,080,885	6,376,480
Non-financial Private Sector and Residents Abroad		1,045,004,667	1,074,135,203

Other debt securities	9 and A	1,016,550,570	972,047,410

Financial assets pledged as collateral	10	79,524,350	69,607,217

Current income tax assets	11. a)	80,308	58,324

Investments in equity instruments	12 and A	2,323,772	1,413,910

Investments in associates	13	5,531,435	5,224,760

Property and equipment	14	142,743,948	144,810,955

Intangible assets	15	14,740,053	14,491,827

Deferred income tax assets	11. c)	1,875,803	2,290,597

Other non-financial assets	16	42,941,364	43,911,366

Non-current assets held for sale	17	399,782	339,151

TOTAL ASSETS		3,133,298,905	2,951,592,854

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	06.30.23	12.31.22

LIABILITIES

Deposits	18 and H	2,009,719,495	1,979,676,028

Non-financial Government sector		11,005,145	14,586,112
Financial Sector		1,891,416	512,329
Non-financial Private Sector and Residents Abroad		1,996,822,934	1,964,577,587

Derivative instruments	5	471,963	503,786

Other financial liabilities	20	278,562,813	178,455,029

Financing received from the BCRA and other financial institutions	21	27,711,605	29,945,026

Corporate bonds issued	22	-	288,077

Current income tax liabilities	11. b)	27,440,869	10,921,470

Provisions	23 and J	11,724,250	13,063,198

Deferred income tax liabilities	11.c)	14,345,484	10,082,925

Other non-financial liabilities	24	196,306,326	177,340,057

TOTAL LIABILITIES		2,566,282,805	2,400,275,596

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		194,842,796	194,842,796
Reserves		314,591,326	263,634,804
Retained earnings		-	16,277
Other accumulated comprehensive income/(loss)		(6,870,206)	(11,298,951)
Income for the period / year		48,660,820	88,622,944
Equity attributable to owners of the Parent		558,582,420	543,175,554
Equity attributable to non-controlling interests		8,433,680	8,141,704

TOTAL EQUITY		567,016,100	551,317,258

TOTAL LIABILITIES AND EQUITY		3,133,298,905	2,951,592,854

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	Quarter ended 06.30.23	Accumulated as of 06.30.23	Accumulated as of 06.30.22

Interest income	27	371,223,112	679,683,065	389,300,251
Interest expense	28	(185,717,773)	(331,790,716)	(173,017,483)

Net interest income		185,505,339	347,892,349	216,282,768

Commission income	29	33,356,528	60,561,158	63,787,241
Commission expenses	30	(9,617,798)	(22,802,119)	(24,791,675)

Net commission income		23,738,730	37,759,039	38,995,566

Net income from measurement of financial instruments at fair value through profit or loss	31	7,414,127	16,051,405	13,227,435
Net income from write-down of assets at amortized cost and at fair value through OCI	32	2,290,336	2,337,777	1,136,236
Foreing exchange and gold gains/(losses)	33	3,231,335	4,536,908	7,684,085
Other operating income	34	7,013,653	13,811,729	15,684,224
Loan loss allowance		(11,097,199)	(21,219,773)	(11,031,485)

Net operating income		218,096,321	401,169,434	281,978,829

Personnel benefits	35	(29,008,353)	(56,305,268)	(50,316,225)
Administrative expenses	36	(31,156,404)	(60,838,451)	(50,491,341)
Asset depreciation and impairment	37	(3,492,403)	(6,983,414)	(7,845,410)
Other operating expenses	38	(29,093,897)	(54,210,914)	(41,713,873)

Operating income		125,345,264	222,831,387	131,611,980

Loss from associates and joint ventures		593,018	518,548	(205,952)
Loss on net monetary position	2.1.5.	(77,491,208)	(147,793,601)	(98,644,902)

Income before income tax		48,447,074	75,556,334	32,761,126

Income Tax	11. d)	(18,085,270)	(26,603,517)	11,690,188
Net income for the period		30,361,804	48,952,817	44,451,314

Net income for the period attributable to:
Owners of the Parent		30,058,049	48,660,820	45,110,248
Non-controlling interests		303,755	291,997	(658,934)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
EARNINGS PER SHARE
AS OF JUNE 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	06.30.23	06.30.22

Numerator:

Net income attributable to owners of the Parent	48,660,820	45,110,248
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	48,660,820	45,110,248

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	79.4190	73.6241
Diluted earnings per share (stated in pesos) (1)	79.4190	73.6241

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Note	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Net income for the period		30,361,804	48,952,817	34,249,610	44,451,314

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method		-	-	164,267	164,267

		-	-	164,267	164,267

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		8,982,206	6,301,458	(31,353,133)	(26,602,857)
Reclassification adjustment for the period		(1,236,440)	1,403,936	(1,222,834)	(1,136,236)
Income Tax	11.d)	(3,222,547)	(3,968,515)	11,633,717	10,166,276

		4,523,219	3,736,879	(20,942,250)	(17,572,817)
Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the period from equity instruments at fair value through OCI		702,880	691,845	(25,355)	(45,431)
Income Tax		-

		702,880	691,845	(25,355)	(45,431)

Total Other Comprehensive Income/(loss) for the period		5,226,099	4,428,724	(20,803,338)	(17,453,981)

Total Comprehensive Income		35,587,903	53,381,541	13,446,272	26,997,333

Total Comprehensive Income:
Attributable to owners of the Parent		35,284,156	53,089,565	13,719,807	27,656,270
Attributable to non-controlling interests		303,747	291,976	(273,535)	(658,937)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	2023
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	194,842,796	(11,298,951)	-	111,354,709	152,280,095	88,639,221	543,175,554	8,141,704	551,317,258

Total comprehensive income for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	48,660,820	48,660,820	291,997	48,952,817
- Other comprehensive income/(loss) for the period	-	-	-	4,428,745	-	-	-	-	4,428,745	(21)	4,428,724

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 28, 2023 (Note 43 to the consolidated financial statements):
Legal Reserve	-	-	-	-	-	17,727,844	-	(17,727,844)	-	-	-
Other	-	-	-	-	-	-	70,911,377	(70,911,377)	-	-	-
- Distribution of dividends, approved by the Superintendency of Financial and Foreign Exchange Institutions of the Argentine Central Bank on May 31 and the Board's meeting held on June 7, 2023 (Note 43 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(37,682,699)	-	(37,682,699)	-	(37,682,699)

Balances at fiscal period end	612,710	6,744,974	194,842,796	(6,870,206)	-	129,082,553	185,508,773	48,660,820	558,582,420	8,433,680	567,016,100

(1) It represents $ 58.05 (in nominal values) per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	194,842,796	2,209,539	(164,267)	99,807,455	106,091,081	57,736,269	467,880,557	9,411,456	477,292,013

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies (Note 2.5.)	-	-	-	-	-	-	-	15,739	15,739	57,677	73,416

Adjusted balance at the beginning of the year	612,710	6,744,974	194,842,796	2,209,539	(164,267)	99,807,455	106,091,081	57,752,008	467,896,296	9,469,133	477,365,429

Total comprehensive income for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	45,110,248	45,110,248	(658,934)	44,451,314
- Other comprehensive income/(loss) for the period	-	-	-	(17,618,245)	164,267	-	-	-	(17,453,978)	(3)	(17,453,981)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal Reserve	-	-	-	-	-	11,547,254	-	(11,547,254)	-	-	-
Other							46,189,015	(46,189,015)	-	-	-

Balances at fiscal period end	612,710	6,744,974	194,842,796	(15,408,706)	-	111,354,709	152,280,096	45,125,987	495,552,566	8,810,196	504,362,762

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	06.30.23	06.30.22

Cash flows from operating activities

Income before income tax	75,556,334	32,761,126

Adjustment for total monetary income for the period	147,793,601	98,644,902

Adjustments to obtain cash flows from operating activities:	15,086,544	42,106,554
Depreciation and amortization	6,983,414	7,845,410
Loan loss allowance	21,219,773	11,031,485
Effect of foreign exhange changes on cash and cash equivalents	(17,905,166)	24,712,437
Loss for the sale of Prisma Medios de Pagos S.A.	-	(6,612,896)
Other adjustments	4,788,523	5,130,118

Net increases from operating assets:	(1,141,714,769)	(956,629,178)
Debt securities at fair value through profit or loss	(57,301,527)	(48,538,568)
Derivative instruments	(607,152)	6,150,449
Repo transactions	(148,419,251)	107,202,392
Loans and other financing	(410,345,469)	(315,928,279)
Non-financial Government sector	(3,078)	(4,107)
Other financial institutions	(3,656,559)	(2,448,962)
Non-financial Private Sector and Residents Abroad	(406,685,832)	(313,475,210)
Other debt securities	(406,977,279)	(669,704,670)
Financial assets pledged as collateral	(39,004,383)	(13,085,116)
Investments in equity instruments	(894,729)	4,532,239
Other assets	(78,164,979)	(27,257,625)

Net increases from operating liabilities:	1,059,620,943	738,039,920
Deposits	805,835,599	633,757,135
Non-financial Government sector	1,557,445	4,917,276
Financial Sector	1,746,377	228,947
Non-financial Private Sector and Residents Abroad	802,531,777	628,610,912
Liabilities at fair value through profit or loss	51,588	17,503
Derivative instruments	171,141	(284,823)
Other liabilities	253,562,615	104,550,105

Income tax paid	(1,634,011)	(1,536,734)

Net cash generated by / (used in) operating activities	154,708,642	(46,613,410)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	06.30.23	06.30.22

Cash flows from investing activities

Payments:	(5,431,700)	(9,172,948)
Purchase of property and equipment, intangible assets and other assets	(4,903,867)	(8,235,168)
Other payments related to investing activities	(527,833)	(937,780)

Collections:	481,653	521,581
Other collections related to investing activities	481,653	521,581

Total cash flows used in investing activities	(4,950,047)	(8,651,367)

Cash flows from financing activities

Payments:	(5,351,091)	(2,235,279)
Dividends	(22,969)	-
Non-subordinated corporate bonds	(273,590)	(564,123)
Argentine Central Bank (BCRA)	(47,277)	-
Financing from local financial institutions	(3,527,145)	-
Leases	(1,480,110)	(1,671,156)

Collections:	1,340,999	9,803,036
Argentine Central Bank (BCRA)	-	4,553
Financing from local financial institutions	-	9,780,282
Other collections related to financing activities	1,340,999	18,201

Total cash flows (used in) / generated by financing activities	(4,010,092)	7,567,757

Effect of exchange rate changes on cash and cash equivalents	17,905,166	(24,712,437)
Effect of net monetary income/(loss) of cash and cash equivalents	(185,505,303)	(168,829,440)

Total changes in cash flows	(21,851,634)	(241,238,897)
Restated cash and cash equivalents at the beginning of the year (Note 3)	446,455,900	640,874,042
Cash and cash equivalents at fiscal period-end (Note 3)	424,604,266	399,635,145

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 53)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2023.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Evolution of the macroeconomic situation and the financial and capital systems

The Entity continues to operate in a complex economic context, signaled by the persistence of high inflation levels, which have reached 115.6% YoY. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the renegotiation of the sovereign debt with private creditors and the IMF, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Then, among others resolutions, changes to the tax regime were made, including changes in the income tax, foreign trade withholdings and new specific regulations were also established enabling the access to the foreign exchange market, both for individuals and legal entities.

Simultaneously, the public debt restructuring process continued both under Argentine and foreign laws, including various voluntary swaps and agreements related to the payables to the International Monetary Fund and the Paris Club. The Argentine Ministry of Economy reached an agreement with the technical staff of the latter with regard to the fifth and sixth reviews, which is expected to be approved by its Board of Directors on August 23.

In particular, during the month of March 2023, it was established that jurisdictions, entities and funds related to the National Public Administration proceed to dispose of their holdings of certain national debt instruments denominated and payable in dollars under local legislation. At the same time, it was established that certain holdings under foreign legislation held by such entities were to be exchanged for other instruments of the National Treasury. Finally, the issuance of the corresponding instruments payable in pesos was authorized up to the amount necessary for such exchange.

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the alternative values arising from stock exchange transactions and also with respect to the non-official value significantly widened, reaching about 101% as of the date of issuance of the accompanying financial statements.

In addition, the national and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the residual effects of the pandemic declared in the connection with the coronavitus (COVID – 19) outbreak which has significantly affected the national and international economic activity and the armed conflict between Russia and Ukraine in the economic recovery level globally. At a local level, Argentina started its federal election schedule which began with the primary election on August 13, continuing with the general election on October 22 and a possible runoff on November 19. The day after the primaries were held, the BCRA (Central Bank of Argentina) increased the monetary policy rate by 21 percentage points, reaching 118% nominal rate p.a. (209% effective rate p.a.), in line with the adjustment of the official exchange rate, which rose by 22%.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2.	Basis for the preparation of these financial statements and applicable accounting standards

2.1.	Presentation basis

2.1.1.	Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 7,082,157 and 6,754,363, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the six-month period ended June 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7642. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 23, 2023.

2.1.2.	Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of June 30, 2023 and are rounded to the nearest amount in thousands of pesos.

2.1.3.	Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4.	Comparative information

The consolidated statement of financial position as of June 30, 2023 is comparatively presented with the year-end, while the Consolidated Condensed Statements of Income and Other Comprehensive Income for the three and six-month periods ended June 30, 2023, and the Statements of Changes in Shareholders' Equity, and Cash Flows for the six month period then ended, are comparatively presented with the balances of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5.	Measuring Unit

These consolidated condensed interim financial statements as of June 30, 2023 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the six-month periods ended June 30, 2023 and 2022 was 50.68% and 36.15%, respectively, and for the fiscal year ended December 31, 2022, was 94.79%.

Below is a description of the main impacts of applying IAS 26 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Net monetary gain or loss is included in income/loss for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.

v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under the “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2.	Basis of consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of June 30, 2023 and December 31, 2022.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:

-	The purpose and design of the investee.
-	The relevant activities, the decision-making process on these activities and where the Entity and its subsidiaries can manage those activities.
-	Contractual agreements such as call rights, put rights and settlement rights.
-	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully deleted.

Any change in the ownership interest in a subsidiary, without loss of control is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of June 30, 2023 and December 31, 2022, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, piso 22	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(under liquidation proceedings) (1)	Av. Córdoba 111, piso 22	City of Buenos Aires	Argentina	Brokerage Retirement and Pension Funds
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, piso 30	City of Buenos Aires	Argentina	Mutual Funds Management

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. In addition, in its capacity as parent company and joint and severally liable party to the Company, Banco BBVA Argentina S.A. will bear the legal costs and any economic obligations arising from the abovementioned lawsuit in the event of an unfavorable outcome.

As of June 30, 2023 and December 31, 2022, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling Interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of June 30, 2023.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 49). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 50). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3.	Summary of significant accounting policies

These consolidated condensed interim financial statements as of June 30, 2023 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and significant accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2022, already issued, except as indicated in Note 2.5.

These consolidated condensed interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2022. However, these consolidated condensed interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2022, already issued.

2.4.	Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing and their effect are recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2022.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2023, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity disclose its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed.

This amendment to IFRS did not have a significant impact on the disclosures in these consolidated condensed interim financial statements, nor is it expected to have a significant impact on the disclosures in the annual consolidated financial statements.

Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors.

The amendment to this IAS will be applicable to the extent that the Entity makes a change in any accounting estimate, but it is estimated that it would not have a significant impact on the Financial Statements.

Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities.

This amendment did not have a significant impact on the financial statements.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date. These amendments will be effective for fiscal years starting on or after January 1, 2024. The Bank does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IFRS 16 – Lease liability in a sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments are effective from January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.

c)	Amendments to IAS 7 and IFRS 7. Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose. These amendments will be effective as from January 1, 2024. The Bank does not expect it to have a material impact on its financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3.	Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.23	12.31.22

BCRA - Current account	225,278,353	243,212,559
Cash	141,090,925	176,983,631
Cash and cash equivalents for spot purchases or sales to be settled	49,238,142	135,993
Balances with other local and foreign financial institutions	8,996,846	26,123,717

TOTAL	424,604,266	446,455,900

The balances of Cash and deposits in banks as of June 30, 2022 and December 31, 2021 amounted to 399,635,145 and 640,874,042, respectively.

4.	Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.23	12.31.22

Government securities	56,368,799	16,431,046
BCRA Liquidity Bills	23,857,045	22,022,660

TOTAL	80,225,844	38,453,706

A breakdown of this information is provided in Exhibit A.

5.	Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	2,588,895	3,298,765
Income from put options taken (1)	671,084	74,108
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	44,873

TOTAL	3,259,979	3,417,746

(1)	In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	06.30.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	385,356	503,786
Credit balances linked to interest rate swaps - floating rate for fixed rate	86,607	-

TOTAL	471,963	503,786

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	06.30.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	821,451	1,165,119
Foreign currency forward sales - US$	844,446	1,217,856
Foreign currency forward sales - Euros	896	1,825

Interest rate swaps

Fixed rate for floating rate (1)	4,000,000	1,500,000

Put options:

Put options taken (2)	102,564,922	4,685,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	See Note 9.2.

6.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	175,730,857	79,205,113

TOTAL	175,730,857	79,205,113

(1)	As of June 30, 2023 and December 31, 2022, repurchase transactions involving BCRA liquidity bills fall due on July 3, 2023 and January 2, 2023, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of June 30, 2023 and December 31, 2022.

7.	Other financial assets

Breakdown is as follows:

	06.30.23	12.31.22
Measured at amortized cost

Financial debtors from spot transactions pending settlement	49,792,556	6,884,633
Other receivables	20,577,918	20,737,827
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	15,646,665	16,272,054
Non-financial debtors from spot transactions pending settlement	3,875,029	132,268
Other	38,344	90,089

	89,930,512	44,116,871

Measured at fair value through profit or loss

Mutual funds	1,329,465	5,916,793

	1,329,465	5,916,793

Allowance for loan losses (Exhibit R)	(582,698)	(696,197)

TOTAL	90,677,279	49,337,467

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. The payment, both in cash and shares, shall be distributed as follows: Breakdown is as follows:

	06.30.23	12.31.22

Credit Cards	404,185,371	413,675,185
Unsecured instruments	122,066,414	87,702,167
Consumer loans	105,926,836	107,471,918
Discounted instruments	87,220,388	88,161,409
Overdrafts	83,302,649	94,849,731
Mortgage loans	52,437,877	58,027,209
Loans for the prefinancing and financing of exports	46,059,590	37,780,505
Pledge loans	32,417,261	37,230,289
Receivables from finance leases	8,984,274	9,625,517
Other financial institutions	7,083,130	6,727,649
Loans to personnel	6,599,881	7,265,840
Instruments purchased	2,994,396	1,471,046
Non-financial government sector	3,743	2,109
BCRA	-	13,613
Other financing	127,528,655	162,000,039

	1,086,810,465	1,112,004,226

Allowance for loan losses (Exhibit R)	(34,721,170)	(31,476,821)

TOTAL	1,052,089,295	1,080,527,405

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.23		12.31.22
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	5,145,064	1,785,729	4,946,364	2,091,497
From 1 to 2 years	5,051,752	2,186,863	4,839,798	2,476,673
From 2 to 3 years	3,926,339	2,161,504	3,830,870	2,321,399
From 3 to 4 years	2,299,428	1,541,490	2,257,781	1,600,088
From 4 to 5 years	1,338,082	1,308,688	1,177,298	1,135,860

TOTAL	17,760,665	8,984,274	17,052,111	9,625,517

Share		8,710,055		9,359,861
Interest accrued		274,219		265,656

TOTAL		8,984,274		9,625,517

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	06.30.23	12.31.22

Total Exhibits B and C	1,152,725,240	1,148,526,807
Plus:
B.C.R.A.	-	13,613
Loans to personnel	6,599,881	7,265,840
Interest and other items accrued receivable from financial assets with credit value impairment	461,920	335,580
Less:
Allowance for loan losses (Exhibit R)	(34,721,170)	(31,476,821)
Adjustments for effective interest rate	(10,065,189)	(10,135,118)
Corporate Bonds	(6,482,227)	(5,700,534)
Loan commitments	(56,429,160)	(28,301,962)

Total loans and other financing	1,052,089,295	1,080,527,405

Note 42.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2023 and December 31, 2022, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.23	12.31.22

Guarantees granted	21,767,964	2,319,535
Secured loans	14,327,589	10,018,396
Overdrafts and receivables agreed not used	10,988,625	3,194,951
Liabilities related to foreign trade transactions	9,344,982	12,769,080

TOTAL	56,429,160	28,301,962

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1 to the consolidated financial statements as of December 31, 2022).

Financing line for productive investments

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023 and 2023 Quotas, pursuant to the following conditions:

Account	2021/2022 Quota	2022 Quota	2022/2023 Quota	2023 Quota
Applicable law	“B” 12238	“B” 12326	“B” 12413 – “A” 7612	“B” 12525 – “A” 7720
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculations of applications	Between 10.01.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022	Between 10.01.2022 and 03.31.2023	Between 04.01.2023 and 09.30.2023
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.		Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of June 30, 2023, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum amount to be allocated(1)	Simple Average of Daily Balances(1)	Disbursed Amount (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,519,929	86,880,132	127,355,598
2023 Quota	58,558,806	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12525 has not expired.

(1) The amounts are exposed in nominal currency.

9.	Other debt securities

9.1	Financial assets measured at amortized cost

Breakdown is as follows:

	06.30.23	12.31.22

Argentine Treasury Bond in pesos. Maturity 05-23-2027	32,405,825	48,869,848
Argentine Treasury Bond in pesos. Maturity 08-23-2025	29,628,247	-
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,426,289	18,223,979

TOTAL	76,460,361	67,093,827

9.2	Financial assets measured at fair value through OCI

Breakdown is as follows:

	06.30.23	12.31.22

BCRA Liquidity Bills in pesos	722,238,860	706,535,556
Government securities (1)	179,664,616	189,605,493
Private securities - Corporate bonds	6,359,033	5,609,751
Local BCRA Bills in foreign currency	31,827,700	3,202,783

TOTAL	940,090,209	904,953,583

(1)	In March 2023, the Bank launched a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY APRIL 28, 2023 (LEDES S28A3)	19,027,714,460
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY MAY 19, 2023 (LECER X19Y3)	7,000,000,000
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY MAY 31, 2023 (LEDES S31Y3)	6,840,800,244
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY JUNE 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 3.75%. MATURITY APRIL 14, 2024 (T3X4P)	13,237,176,685
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4%. MATURITY OCTOBER 14, 2024 (T4X4P)	17,649,568,913
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY FEBRUARY 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JUNE 16, 2023 (LECER X16J3)	2,159,998,000
ARGENTINE TREASUTY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JULY 18, 2023 (LECER X18L3)	35,863,500,000
ARGENTINE TREASURY BONDS IN PESOS ADJUSTED BY CER 1.45%. MATURITY AUGUST 13, 2023 (T2X3)	3,622,490,577

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY DECEMBER 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of June 30, 2023, their notional value stood at 102,564,922,297 (see Exhibit A and O to the condensed separate interim financial statements).

10.	Financial assets pledged as collateral

Breakdown is as follows:

	06.30.23	12.31.22

BCRA - Special guarantee accounts (Note 46.1)	38,614,629	20,893,932
Guarantee trust - Government securities at fair value through OCI	31,019,228	25,162,862
Deposits as collateral	9,882,934	12,412,896
Guarantee trust - USD	7,559	11,137,527

TOTAL	79,524,350	69,607,217

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts.. The trust is made up by Treasury Bills in Argentine pesos adjusted by CER (benchmark stabilization coefficient) maturing in 2024 (Series T2X4 yTX24). As of December 31, 2022, it was made up by Series TX23, T2X4, TX24, X19Y3 and X16J3.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

11.	Income Tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

Breakdown is as follows:

	06.30.23	12.31.22

Advances	80,308	58,324

	80,308	58,324

b)	Current income tax liabilities

Breakdown is as follows:

	06.30.23	12.31.22

Income tax provision	28,265,467	12,217,808
Advances	(707,120)	(1,149,381)
Collections and withholdings	(117,478)	(146,957)

	27,440,869	10,921,470

c)	Deferred income tax

Breakdown of deferred assets/liabilities is as follows:

Deferred tax assets:	06.30.23	12.31.22

Provisions	15,027,765	19,007,587
Allowance for loan losses	11,098,223	7,582,806
Loan and credit card commissions	2,029,788	1,839,865
Tax inflation adjustment	1,878,895	3,744,538
Tax losses	188,901	1,329,099
Other	52	65
Investments	-	8,563

Total deferred assets	30,223,624	33,512,523

Deferred tax liabilities:	06.30.23	12.31.22

Property and equipment	(19,454,880)	(19,606,291)
Investments	(15,433,683)	(14,355,632)
Intangible assets	(7,743,504)	(7,290,818)
Leasing and other items	(61,238)	(52,110)

Total deferred liabilities	(42,693,305)	(41,304,851)

Net deferred tax liabilities	(12,469,681)	(7,792,328)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position. Considering the above, below is a breakdown of the deferred income tax assets and liabilities disclosed in the consolidated condensed statement of financial position:

	06.30.23	12.31.22

Deferred income tax assets	1,875,803	2,290,597
Deferred income tax liabilities	(14,345,484)	(10,082,925)

Net deferred tax liabilities	(12,469,681)	(7,792,328)

d)	Income Tax

Below are the main components of the income tax expense:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Current income tax expense	(14,612,343)	(26,553,524)	(18,863)	(509,208)
Income/(loss) from deferred income tax	(3,472,927)	(49,993)	16,090,831	12,199,396

Income tax recognized through profit or loss	(18,085,270)	(26,603,517)	16,071,968	11,690,188

Income tax recognized through OCI	(3,222,547)	(3,968,515)	11,633,717	10,166,276

Total income tax	(21,307,817)	(30,572,032)	27,705,685	21,856,464

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended June 30, 2023 was 35%.

The income tax benefit for the period ended June 30, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” in this note.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

e)	Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax year and the remaining two thirds, in equal parts, in the two immediately following tax years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2023, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

f)	Income Tax Corporate Rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the progressive tax rate that is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

g)	Other tax matters

- Inflation adjustment for tax purposes Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24.073, section 4 of Law No. 25.561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27.468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20.628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (4,651,102 in values restated as of June 30, 2023).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (15,064,211 in values restated as of June 30, 2023), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed abrief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified.

Based on the foregoing, as of June 30, 2023, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (25,157,170 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (22,298,318 in restated values) and on the income tax expense of 784,000 (2,858,854 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued.

- Inflation adjustment for tax purposes Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature. On June 6, 2023, a prompt release was requested.

- Inflation adjustment for tax purposes Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP-DGI to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 ,respectively, in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On July 12, 2023, the Bank was notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2014 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities. Thus, the favorable decisions issued by previous courts recognizing a 647,946 reimbursement (in nominal values) for such period plus the interest calculated in accordance with the weighted average deposit interest rate published by the BCRA became final, such calculation will be filed soon.

On August 7, 2023, we were notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2013 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities, thus rendering the decisions issued by previous court instances final. Those decisions recognized that the Bank should be reimbursed 264,257 (in nominal values) for such period plus interest, and determined that the BCRA weighted average deposit interest rate should be applied until July 31, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

12.	Investments in equity instruments

12.1 Investments in equity instruments through profit or loss

Breakdown is as follows:

	06.30.23	12.31.22

Private securities - Shares of other non-controlled companies	1,501,296	1,322,796

TOTAL	1,501,296	1,322,796

12.2 Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	06.30.23	12.31.22

Compensadora Electrónica S.A.	431,510	87
Mercado Abierto Electrónico S.A.	195,588	29
Banco Latinoaméricano de Exportaciones S.A.	114,499	87,433
Seguro de Dépositos S.A.	69,801	130
Other	11,078	3,435

TOTAL	822,476	91,114

13.	Investments in associates

Breakdown is as follows:

	06.30.23	12.31.22

BBVA Seguros Argentina S.A.	2,028,926	1,803,880
Rombo Compañía Financiera S.A.	1,490,572	1,121,379
Interbanking S.A.	1,021,148	1,241,612
Play Digital S.A. (1)	693,420	733,170
Openpay Argentina S.A. (2)	297,369	324,719

TOTAL	5,531,435	5,224,760

(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of March 31, 2023 has been used. In addition, the significant transactions made or events occurred between April 1, 2023 and June 30, 2023 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

14.	Property and equipment

Breakdown is as follows:

	06.30.23	12.31.22

Real estate	105,864,362	106,697,984
Furniture and facilities	17,664,032	19,240,657
Right of use of leased real estate	9,277,546	8,823,432
Construction in progress	5,510,541	4,927,488
Machinery and equipment	4,008,857	4,699,432
Vehicles	418,610	421,962

TOTAL	142,743,948	144,810,955

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	06.30.2023	12.31.2022

Real Estate - Lavallol	(32,399)	(32,399)
Real Estate - Monte Grande	(144,306)	(144,306)
Real Estate - Caleta Olivia, Santa Cruz	(36,035)	(36,035)
Real Estate - Cerro Las Rosas	(75,187)	(75,187)
Real Estate - Libertador	(528,306)	(528,306)
Real Estate - Store 1 Puerto Madero	(199,782)	(199,782)
Real Estate - Store 5 Puerto Madero	(124,696)	(124,696)
Real Estate - Mar del Plata	(14,628)	(14,628)
Real Estate - Bahía Blanca	(15,731)	(15,731)

TOTAL	(1,171,070)	(1,171,070)

15.	Intangible assets

Breakdown is as follows:

	06.30.23	12.31.22

Own systems development expenses	14,740,053	14,491,827

TOTAL	14,740,053	14,491,827

16.	Other non-financial assets

Breakdown is as follows:

	06.30.23	12.31.22

Investment properties	29,481,158	29,740,673
Prepayments	5,639,183	5,375,130
Tax advances	2,994,831	3,836,730
Advances to suppliers of goods	2,991,488	1,357,431
Other miscellaneous assets	835,945	751,301
Advances to personnel	471,870	2,406,879
Assets acquired as security for loans	39,448	39,690
Other	487,441	403,532

TOTAL	42,941,364	43,911,366

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

17.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	06.30.23	12.31.22

Property and equipment held for sale	399,782	339,151

TOTAL	399,782	339,151

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of two pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

Account	Impairment
	06.30.2023	12.31.2022

Real Estate held for sale - Fisherton	(131,826)	(131,826)
Real Estate held for sale - Mendoza	(597)	(597)

TOTAL	(132,423)	(132,423)

18.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.23	12.31.22

Non-financial Government sector	11,005,145	14,586,112
Financial Sector	1,891,416	512,329
Non-financial Private Sector and Residents Abroad	1,996,822,934	1,964,577,587
Savings accounts	711,520,661	751,953,970
Time deposits	671,016,542	624,983,884
Checking accounts	457,271,035	381,922,902
Investment accounts	142,458,647	189,775,218
Other	14,556,049	15,941,613

TOTAL	2,009,719,495	1,979,676,028

19.	Liabilities at fair value through profit or loss

No transactions were accounted for in the period/year ended June 30, 2023 and December 31, 2022.

20.	Other financial liabilities

Breakdown is as follows:

	06.30.23	12.31.22

Obligations from financing of purchases	137,178,711	124,438,769
Receivables from spot purchases pending settlement	54,277,841	5,880,967
Credit balance for spot purchases or sales pending settlement	49,955,018	4,003,478
Collections and other transactions on behalf of third parties	14,304,945	12,700,141
Payment orders pending credit	6,441,338	9,835,647
Liabilities for leases (Note 25)	5,774,359	6,218,204
Funds collected under AFIP's instructions	3,296,364	7,052,825
Commissions accrued payable	12,692	61,543
Other	7,321,545	8,263,455

TOTAL	278,562,813	178,455,029

21.	Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.23	12.31.22

Local financial institutions	25,434,075	28,969,142
Foreign financial institutions	2,194,004	843,289
BCRA	83,526	132,595

TOTAL	27,711,605	29,945,026

22.	Corporate bonds issued

As of June 30, 2023, there were no outstanding receivables or payables related to corporate bonds of the Bank and its subsidiaries, whereas the outstanding amounts as of December 31, 2022, were as follows:

Detail	Issuance date	Nominal value	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 06.30.2023	Outstanding securities as of 12.31.2022

Class 8 Volkswagen Financial Services	09.30.2020	-	03.30.2023	UVA (class 8 )	Quarterly	-	90,409

				Total Consolidated Principal		-	90,409
				Consolidated Interest Accrued		-	197,668
				Total Consolidated Principal and Interest Accrued		-	288,077

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

23.	Provisions

Breakdown is as follows:

	06.30.23	12.31.22

Provision for contingent commitments (Exhibits J and R)	3,806,610	4,059,642
Provisions for termination plans (Exhibit J)	605,664	684,117
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	7,534
Other contingencies (Exhibit J)	7,306,976	8,311,905
Provision for commercial lawsuits	4,737,008	5,267,941
Provision for labor lawsuits	778,418	926,424
Provision for tax lawsuits	578,532	896,265
Other	1,213,018	1,221,275

TOTAL	11,724,250	13,063,198

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 120 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 55,982, out of which a cash disbursement of approximately 3,840 is expected for the next 6 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24.	Other non-financial liabilities

Breakdown is as follows:

	06.30.23	12.31.22

Miscellaneous creditors	51,049,960	57,291,949
Cash dividends payable (Note 43)	44,787,970	22,353,195
Advances collected	30,109,800	29,580,901
Short-term personnel benefits	25,759,924	26,345,895
Other collections and withholdings	24,359,929	26,374,114
Other taxes payable	14,052,914	10,666,200
Social security payment orders pending settlement	2,291,272	462,102
Long-term personnel benefits	1,732,650	1,380,649
Termination benefits payable	856,579	1,352,403
For contract liabilities	543,645	677,531
Other	761,683	855,118

TOTAL	196,306,326	177,340,057

25.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2023:

Rights of use under leases

	Initial			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.23	Increases	Decreases	as of 01.01.23	Decreases	Period (1)	period end	06.30.23

Leased real property	20,871,431	1,353,337	605,016	12,047,999	375,348	669,555	12,342,206	9,277,546

(1) See Note 37.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.23	12.31.22

Up to one year	442,261	53,950	496,211	465,812

From 1 to 5 years	3,681,067	336,636	4,017,703	4,756,587

More than 5 years	1,251,121	9,324	1,260,445	995,805

			5,774,359	6,218,204

Interest and exchange rate difference recognized in profit or loss

	06.30.23	06.30.22

Other operating expenses
Interest on liabilities from leases (Note 38)	(388,341)	(504,996)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(4,617,154)	(4,290,779)

26.	Share capital

Breakdown is as follows:

-	Share capital
Shares				Share capital
Class	Number	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)  Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to the share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI) - Fair value reserve

The fair value reserve comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.

-	Other comprehensive income/(loss) - Share of OCI from associates and joint ventures

This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.

-	Legal Reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve.

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof.

27.	Interest income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Interest on government securities	152,134,887	282,630,079	90,258,385	151,415,863
Acquisition Value Unit (CER) clause adjustments	45,505,535	72,697,895	33,569,756	50,226,251
Interest on credit card loans	32,995,474	65,504,925	20,486,768	40,878,356
Interest on instruments	32,441,675	56,316,213	11,749,179	23,223,922
Premiums on reverse repurchase agreements	31,646,511	53,335,175	2,534,690	21,272,675
Interest on overdrafts	20,230,475	41,629,846	8,939,373	14,957,708
Interest on other loans	18,753,094	36,295,554	15,621,148	28,612,393
Interest on consumer loans	15,923,733	30,933,126	11,565,933	22,690,723
Acquisition Value Unit (UVA) clause adjustments	13,924,951	24,666,557	12,709,579	21,547,597
Interest on pledge loans	4,410,321	8,658,517	3,962,505	7,702,777
Interest on finance leases	1,052,016	2,141,082	560,711	1,210,173
Interest on mortgage loans	634,109	1,953,309	949,640	2,017,128
Interest on loans to the financial sector	639,368	1,277,519	1,085,542	1,986,204
Interest on private securities	446,336	718,417	266,565	507,218
Interest on loans for the prefinancing and financing of exports	194,095	385,231	288,712	615,211
Other	290,532	539,620	215,540	436,052

TOTAL	371,223,112	679,683,065	214,764,026	389,300,251

28.	Interest expense

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Time deposits	144,226,130	265,223,023	67,651,877	122,653,360
Checking accounts deposits	30,736,325	46,444,908	15,867,982	29,034,950
Acquisition Value Unit (UVA) clause adjustments	6,718,639	12,639,751	10,045,059	14,324,420
Interfinancial loans received	3,068,562	5,655,021	3,242,738	5,468,017
Savings accounts deposits	849,468	1,477,958	621,532	1,018,159
Other liabilities from financial transactions	116,007	346,403	251,322	512,225
Premiums on reverse repurchase transactions	69	69	-	3,898
Other	2,573	3,583	1,843	2,454

TOTAL	185,717,773	331,790,716	97,682,353	173,017,483

29.	Commission income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

From credit cards	15,975,979	26,082,197	13,488,041	27,206,843
Linked to liabilities	10,791,967	21,945,470	12,083,323	25,559,945
Linked to loans	3,319,195	6,332,311	2,452,876	4,967,724
From foreign trade and foreign currency transactions	1,418,192	2,668,330	1,362,603	2,659,207
From insurance	1,192,023	2,390,471	1,319,540	2,736,160
Linked to securities	563,191	1,038,413	321,169	654,794
Loan commitments	83,598	83,598	-	-
From guarantees granted	12,383	20,368	1,369	2,568

TOTAL	33,356,528	60,561,158	31,028,921	63,787,241

30.	Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

For credit and debit cards	4,225,788	14,116,717	5,723,434	18,389,653
For foreign trade transactions	2,123,903	2,525,441	289,220	576,672
For payment of salaries	1,032,457	1,818,810	736,229	1,608,974
For new channels	697,370	1,258,520	464,380	793,495
For data processing	532,868	1,013,060	594,792	1,169,860
For advertising campaigns	66,601	122,044	(14,019)	75,345
For digital sales services	12,478	14,507	11,599	24,667
Linked to transactions with securities	6,288	12,914	5,902	11,926
Other commission expenses	920,045	1,920,106	998,509	2,141,083

TOTAL	9,617,798	22,802,119	8,810,046	24,791,675

31.	Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Income from government securities	7,380,321	14,451,061	2,421,029	4,179,698
Income from private securities	475,747	1,269,970	402,470	730,246
Income from foreign currency forward transactions	(297,831)	480,784	45,698	1,685,855
Income from corporate bonds	200	200	26,606	28,672
Income/(loss) from interest rate swaps	(59,231)	(32,127)	-	(1,945)
Income/(loss) from put options taken	(84,959)	(118,359)	-	-
Income from sale or write-off of financial assets (1)	-	-	-	6,612,896
Other	(120)	(124)	-	(7,987)

TOTAL	7,414,127	16,051,405	2,895,803	13,227,435

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

32.	Net income (loss) from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Income from sale of government securities	2,289,079	2,336,520	1,223,762	1,137,163
Income/(Loss) from sale of private securities	1,257	1,257	(927)	(927)

TOTAL	2,290,336	2,337,777	1,222,835	1,136,236

33.	Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Income from purchase-sale of foreign currency	4,893,858	9,052,142	4,694,804	10,046,691
Conversion of foreign currency assets and liabilities into pesos	(1,662,523)	(4,515,234)	(1,338,754)	(2,362,606)

TOTAL	3,231,335	4,536,908	3,356,050	7,684,085

34.	Other operating income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Adjustments and interest on miscellaneous receivables	2,856,537	5,409,084	2,650,422	4,577,398
Rental of safe deposit boxes	1,044,932	1,891,314	1,105,537	2,408,607
Loans recovered	564,951	1,372,150	1,087,882	2,090,788
Debit and credit card commissions	541,545	1,131,230	611,977	1,256,717
Rent	290,089	593,831	299,601	413,358
Punitive interest	315,033	588,188	159,623	304,975
Fees expenses recovered	271,396	542,635	297,724	639,220
Allowances reversed	177,848	277,618	293,031	557,225
Commission from syndicated transactions	94,511	218,542	68,433	248,817
Income from asset sale in equity instruments (1)	-	-	160,200	2,283,546
Other operating income	856,811	1,787,137	415,795	903,573

TOTAL	7,013,653	13,811,729	7,150,225	15,684,224

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Salaries	14,987,117	30,921,207	15,093,617	29,041,715
Other short-term personnel benefits	6,696,964	12,343,474	6,158,330	9,987,736
Social security withholdings and collections	4,542,390	9,178,844	4,587,214	8,638,613
Personnel compensation and bonuses	1,168,353	1,816,761	812,350	1,560,112
Personnel services	647,263	1,078,716	470,477	816,078
Termination personnel benefits (Exhibit J)	151,648	151,648	167,378	167,378
Other long-term personnel benefits	814,618	814,618	104,593	104,593

TOTAL	29,008,353	56,305,268	27,393,959	50,316,225

36.	Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Taxes	5,962,364	11,941,168	5,166,022	10,501,194
Rent	4,837,799	9,165,581	4,722,826	8,663,373
IT	4,709,032	8,086,169	2,818,850	3,704,113
Contracted administrative services	3,722,476	7,008,135	1,908,850	3,649,271
Armored transportation services	2,519,810	5,029,704	2,860,807	5,947,696
Maintenance and repair costs	2,334,054	4,947,103	2,430,450	4,893,202
Advertising	1,697,399	3,613,666	1,296,843	2,587,206
Electricity and communications	967,183	1,974,360	907,608	1,906,168
Other fees	1,027,602	1,833,388	868,063	1,756,755
Documents distribution	773,731	1,630,229	984,170	1,871,127
Security services	709,270	1,387,988	687,974	1,398,052
Trade reports	297,064	1,235,014	441,066	893,743
Insurance	208,430	443,735	233,996	506,482
Representation and travel expenses	190,881	338,821	149,803	254,032
Stationery and supplies	40,294	70,385	(1,413)	64,135
Fees to Bank Directors and Supervisory Committee	37,040	66,760	59,042	91,578
Other administrative expenses	1,121,975	2,066,245	895,705	1,803,214

TOTAL	31,156,404	60,838,451	26,430,662	50,491,341

37.	Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Property and equipment	2,577,363	5,232,706	2,765,604	5,725,799
Intangible assets	411,548	820,387	184,398	372,583
Depreciation of other assets	182,053	260,766	121,373	160,020
Right of use of leased real estate	321,439	669,555	640,605	1,587,008

TOTAL	3,492,403	6,983,414	3,711,980	7,845,410

38.	Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Turnover tax	22,718,771	42,077,419	13,696,221	27,130,360
Other allowances (Exhibit J)	2,158,387	4,093,068	1,060,300	2,621,131
Initial recognition of loans	1,055,733	2,289,798	1,896,133	3,152,362
Contribution to the Deposit Guarantee Fund (Note 45)	719,107	1,444,112	784,203	1,583,013
Claims	284,887	625,775	444,418	1,173,977
Interest on liabilities from leases (Note 25)	175,847	388,341	235,013	504,996
Reorganization expenses (Exhibit J)	-	-	2,503,265	2,870,078
Other operating expenses	1,981,165	3,292,401	1,485,341	2,677,956

TOTAL	29,093,897	54,210,914	22,104,894	41,713,873

39.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2023 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	80,225,844	80,225,844	10,892,662	69,333,182	-
Derivative instruments	3,259,979	3,259,979	-	3,259,979	-
Other financial assets	1,329,465	1,329,465	1,329,465	-	-
Other debt securities	940,090,209	940,090,209	107,715,538	830,404,879	1,969,792
Financial assets pledged as collateral	31,019,228	31,019,228	31,019,228	-	-
Investments in equity instruments	2,323,772	2,323,772	1,501,296	822,476	-

Financial Liabilities

Derivative instruments	471,963	471,963	-	471,963	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	38,453,706	38,453,706	5,902,591	32,551,115	-
Derivative instruments	3,417,746	3,417,746	-	3,417,746	-
Other financial assets	5,916,793	5,916,793	5,916,793	-	-
Other debt securities	904,953,583	904,953,583	79,261,055	824,712,652	979,876
Financial assets pledged as collateral	25,162,862	25,162,862	24,391,192	771,670	-
Investments in equity instruments	1,413,910	1,413,910	1,322,796	91,114	-

Financial Liabilities

Derivative instruments	503,786	503,786	-	503,786	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

-	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

-	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

-	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills, Corporate Bonds and Ledivs (BCRA Internal Bills). Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)	Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

b.1) Transfers from Level 1 to Level 2

There are no transfers from L1 to L2 for the instruments measured at fair value as of period-end.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	06.30.23	12.31.22

Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	22,870,208	-
Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-9-2026	13,555,009	-
Argentine Treasury Bond in pesos at 16%. Maturity 10-17-2023	9,321,918	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

c)	Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price.

Liquidity bills issued by the BCRA without quoted prices in MAE at the end of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

In the case of Corporate Bonds in Dollars, we value them by bringing the future flow of funds to present value with an interest rate curve with comparable corporate bonds.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income.

Corporate Bonds

The valuation of corporate bonds classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year end.

-	ON Arcor (ON ARCOR17)
-	ON Refi Pampa (ON REF2B)
-	ON Banco de Servicios Financieros (ON BSCNO)
-	ON Petroquímica Comodoro Rivadavia S.A. (ON PQCLO)
-	ON Newsan (ON WNCFO)

The most relevant unobservable inputs include:

-	Latest market price
-	Projected UVA
-	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON ARCOR17	ON REF2B	ON BSNO	ON PQCLO	ON WNCFO
+5%	2.000%	2.000%	1.880%	1.970%	2.030%
+10%	5.000%	5.000%	4.690%	4.930%	5.090%
+15%	10.000%	10.000%	9.380%	9.860%	10.170%

UVA Scenarios	Changes in final price
	ON ARCOR17	ON REF2B
+5%	5.000%	5.000%
+10%	10.000%	10.000%
+15%	15.000%	15.000%

Badlar Rate Scenarios	Changes in final price

	ON BSCNO	ON PQCLO	ON WNCFO
5%	0.123%	0.303%	0.317%
10%	0.246%	0.605%	0.633%
15%	0.369%	0.908%	0.950%

Parity Scenarios	Changes in final price

	ON PQCLO	ON ARCOR17
+ 7 Points %	7.066%	5.464%
-7 Points %	-7.066%	-5.464%
+12 Points %	12.113%	9.367%
-12 Points %	-12.113%	-9.367%

For ON PQCLO and ON ARCOR17, for which no representative market quotations are available, they were valued using a valuation technique based on their last available market price and a sensitivity analysis was performed with respect to changes in parity.

Put options:

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Underlying	Asset
3X4N4C001	BOND T3X4
4X4NOB001	BOND T4X4
2X5N2D001	BOND T2X5
T5XNDD001	BOND T5X4

Underlying Put

Scenarios	Changes in final price
Changes in Underlying Price(%)	3X4N4C001	4X4NOB001	2X5N2D001	T5XNDD001
-6.000%	8.560%	7.775%	9.950%	7.588%
-4.000%	6.040%	5.350%	7.550%	5.663%
-2.000%	3.520%	2.925%	5.150%	3.738%
0.000%	0.000%	0.000%	0.000%	0.000%
2.000%	0.000%	0.000%	0.350%	0.000%
4.000%	0.000%	0.000%	0.000%	0.000%
6.000%	0.000%	0.000%	0.000%	0.000%

d)	Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	06.30.23	12.31.22

Balance at the beginning of the fiscal year	979,876	8,330,568

Other debt securities - Private securities - Corporate bonds	1,319,493	(589,043)
Other financial assets - Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	-	(6,648,083)
Loss from sale or write-off of financial assets - Prisma Medios de Pago S.A.	-	5,637,918
Monetary loss generated by assets at fair value	(329,577)	(5,751,484)

Balance at fiscal year-end	1,969,792	979,876

e)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

-	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

-	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

-	Variable rate financial instruments

For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2023 is detailed below:

	Accounting balance	Total fair value		Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Cash and deposits in banks	424,604,266	(a)		-	-	-
Repo transactions	175,730,857	(a)		-	-	-
Other financial assets	89,347,814	(a)		-	-	-
Loans and other financing
Non-financial Government sector	3,743	(a)		-	-	-
Other financial institutions	7,080,885	4,623,822	(b)	-	-	4,623,822
Non-financial Private Sector and Residents Abroad	1,045,004,667	984,111,362	(b)	-	-	984,111,362
Other debt securities	76,460,361	76,706,193		-	76,706,193	-
Financial assets pledged as collateral	48,505,122	(a)		-	-	-

Financial Liabilities

Deposits	2,009,719,495	1,963,302,123		-	1,963,302,123	-
Other financial liabilities	278,562,813	(a)		-	-	-
Financing received from the BCRA and other financial institutions	27,711,605	25,573,985		-	25,573,985	-

(a)	The fair value is not reported as it is considered similar to its accounting value.
(b)	The Entity’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Cash and deposits in banks	446,455,900	(a)	-	-	-
Repo transactions	79,205,113	(a)	-	-	-
Other financial assets	43,420,674	(a)	-	-	-
Loans and other financing
Non-financial Government sector	2,109	(a)	-	-	-
B.C.R.A.	13,613	(a)	-	-	-
Other financial institutions	6,376,480	3,894,515	-	-	3,894,515
Non-financial Private Sector and Residents Abroad	1,074,135,203	1,007,595,703	-	-	1,007,595,703
Other debt securities	67,093,827	67,095,457	-	67,095,457	-
Financial assets pledged as collateral	44,444,355	(a)	-	-	-

Financial Liabilities

Deposits	1,979,676,028	1,941,257,942	-	1,941,257,942	-
Other financial liabilities	178,455,029	(a)	-	-	-
Financing received from the BCRA and other financial institutions	29,945,026	28,881,337	-	28,881,337	-
Corporate bonds issued	288,077	286,248	-	286,248	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.

40.	Segment reporting

Basis for segmentation

As of June 30, 2023 and December 31, 2022, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of June 30, 2023 and December 31, 2022:

Group (banking activity) (1)	06.30.23	12.31.22

Loans and other financing	1,052,089,295	1,080,527,405
Corporate banking (2)	91,243,324	101,552,416
Small and medium companies (3)	389,689,652	394,620,126
Retail banking	571,156,319	584,354,863

Other assets	2,081,209,610	1,871,065,449
TOTAL ASSETS	3,133,298,905	2,951,592,854

Deposits	2,009,719,495	1,979,676,028
Corporate banking (2) (3)	602,916,536	428,040,284
Small and medium companies (2)(3)	296,571,671	366,778,363
Retail banking	1,110,231,288	1,184,857,381

Other liabilities	556,563,310	420,599,568
TOTAL LIABILITIES	2,566,282,805	2,400,275,596

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41.	Related parties

a) Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b) Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	06.30.23	06.30.22

Fees	50,682	70,173

Total	50,682	70,173

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss from transactions

	06.30.23	12.31.22	06.30.23	06.30.22

Loans
Overdrafts	-	3	3	20
Credit Cards	26,570	31,660	6,316	3,212
Consumer loans	1,572	1,591	13,353	11,115

Deposits
Deposits	76,615	57,985	595	306

Loans are granted on an arm’s length basis. As of June 30, 2023 and December 31, 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	06.30.23	12.31.22	06.30.23	06.30.22

Cash and deposits in banks	1,160,899	1,033,797	-	-
Financial assets pledged as collateral (2)	-	85,407	-	-
Other financial assets (2)	113,600	793,936	-	-
Other non-financial liabilities	42,302,437	39,590,336	16,111,011	9,769,162
Derivative instruments (Liabilities) (1)	-	16,694	91,842	970

Off-balance sheet balances

Securities in custody	133,198,166	277,776,612	-	-
Derivative instruments	-	2,912,472	-	-
Sureties granted	9,924,186	3,477,716	10,884	7,871
Guarantees received	6,554,431	4,105,587	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss from transactions
	06.30.23	12.31.22	06.30.23	06.30.22

Loans and other financing	16,017,583	19,199,999	5,107,810	4,110,906
Deposits	4,810,091	416,684	726,273	1,763
Other non-financial liabilities	397,525	35	-	6,230
Other operating income	-	-	14,162	15,349

Off-balance sheet balances

Securities in custody	1,329,465	5,916,793	-	-

Associates	Balances as of		Profit or loss from transactions
	06.30.23	12.31.22	06.30.23	06.30.22

Cash and deposits in banks	899	897	-	-
Loans and other financing	2,734,897	2,789,548	1,695,132	1,801,778
Derivative instruments (Assets)	-	44,873	58,363	-
Other financial assets	430,915	644,462	-	-
Deposits	1,642,031	2,077,702	84,477	215,214
Financing received	-	241,882	56,789	-
Derivative instruments (Liabilities)	86,607	-	-	-
Commission income	-	-	213	-
Commission expenses	-	-	291,512	-
Other operating income	-	-	241,362	71,365

Off-balance sheet balances

Interest rate swaps	4,000,000	2,260,213	-	-
Securities in custody	6,858,086	6,236,669	-	-
Guarantees received	885,106	1,086,755	-	-
Secured loans	76,181	206,152	-	-

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2023 and December 31, 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.	Financial instruments risks

42.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2022.

42.2   Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of June 30, 2023 and December 31, 2022:

Default exposure - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	1,066,004,817	92,301,666	6,671,678	16,619,532	2,337,318	1,183,935,011

Inter-stage Transfers:
From stage 1 to stage 2	(115,564,395)	115,560,220	-	-	-	(4,175)
From stage 2 to stage 1	77,263,994	(71,764,966)	(1,395)	-	-	5,497,633
From stage 1 or 2 to stage 3	(2,282,511)	(18,659,490)	(824,973)	21,306,517	830,397	369,940
From stage 3 to stage 1 or 2	489,815	1,076,446	815,480	(2,018,794)	(889,458)	(526,511)
Changes without inter-stage transfers	95,250,067	10,041,701	313,938	(1,398,302)	364,638	104,572,042
Newly originated financial assets	762,333,816	18,967,106	6,599,121	1,958,824	77,003	789,935,870
Reimbursements	(502,309,166)	(13,855,697)	(6,598,382)	(2,885,252)	(88,127)	(525,736,624)
Decreases	24	98	-	(5,509,648)	(198,321)	(5,707,847)
Foreign exchange differences	21,565,993	645,584	695,752	1,928	410,770	23,320,027
Inflation adjustment	(400,985,361)	(38,467,228)	(2,283,689)	(7,136,941)	(837,712)	(449,710,931)

Balances as of 06.30.23	1,001,767,093	95,845,440	5,387,530	20,937,864	2,006,508	1,125,944,435

Default exposure - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	1,059,326,729	116,583,986	14,900,708	19,341,105	8,897,282	1,219,049,810

Inter-stage Transfers:
From stage 1 to stage 2	(227,984,762)	233,326,823	1,278	-	-	5,343,339
From stage 2 to stage 1	175,116,336	(167,218,901)	(202,349)	-	-	7,695,086
From stage 1 or 2 to stage 3	(4,522,559)	(25,625,113)	(878,778)	29,997,386	899,497	(129,567)
From stage 3 to stage 1 or 2	1,011,792	2,333,835	458,374	(4,564,154)	(489,636)	(1,249,789)
Changes without inter-stage transfers	90,596,060	7,874,662	(6,531,441)	(2,884,692)	321,164	89,375,753
Newly originated financial assets	1,632,465,550	22,919,487	23,376,736	3,910,288	250,751	1,682,922,812
Reimbursements	(1,033,352,146)	(36,691,850)	(19,290,110)	(5,329,181)	(432,523)	(1,095,095,810)
Decreases	-	918	-	(13,475,903)	(5,546,306)	(19,021,291)
Foreign exchange differences	29,239,761	3,133,694	2,211,482	4,986	739,152	35,329,075
Inflation adjustment	(655,891,944)	(64,335,875)	(7,374,222)	(10,380,303)	(2,302,063)	(740,284,407)

Balances as of 12.31.22	1,066,004,817	92,301,666	6,671,678	16,619,532	2,337,318	1,183,935,011

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	293,680,639	27,645,810	92,822	100,873	237	321,520,381

Inter-stage Transfers:
From stage 1 to stage 2	(29,230,035)	26,832,675	-	-	-	(2,397,360)
From stage 2 to stage 1	26,013,045	(22,829,249)	(13,950)	-	-	3,169,846
From stage 1 or 2 to stage 3	(191,573)	(149,335)	-	177,769	-	(163,139)
From stage 3 to stage 1 or 2	44,540	52,733	-	(103,595)	(482)	(6,804)
Changes without inter-stage transfers	23,227,712	2,486,480	(13,448)	37,248	1,941	25,739,933
Newly originated financial assets	128,530,784	4,162,754	50,544	36,570	-	132,780,652
Reimbursements	(37,536,561)	(3,486,393)	(12,590)	(67,941)	(223)	(41,103,708)
Decreases	-	-	-	(207)	-	(207)
Foreign exchange differences	12,758,147	975,319	9,270	-	-	13,742,736
Inflation adjustment	(118,743,067)	(9,725,929)	(39,770)	(48,158)	(294)	(128,557,218)

Balances as of 06.30.23	298,553,631	25,964,865	72,878	132,559	1,179	324,725,112

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	242,199,360	18,696,592	285,849	113,612	115	261,295,528

Inter-stage Transfers:
From stage 1 to stage 2	(60,576,327)	57,255,776	-	-	-	(3,320,551)
From stage 2 to stage 1	46,071,957	(39,198,929)	(473)	-	-	6,872,555
From stage 1 or 2 to stage 3	(352,132)	(239,158)	(2,405)	284,608	4,605	(304,482)
From stage 3 to stage 1 or 2	99,068	75,672	357	(198,365)	(10,709)	(33,977)
Changes without inter-stage transfers	134,934,645	5,945,906	(40,715)	15,538	9,094	140,864,468
Newly originated financial assets	167,774,456	7,085,478	18,498	36,408	-	174,914,840
Reimbursements	(88,630,205)	(8,317,706)	(72,982)	(85,374)	-	(97,106,267)
Decreases	-	-	-	(181)	-	(181)
Foreign exchange differences	14,119,298	726,937	-	-	-	14,846,235
Inflation adjustment	(161,959,481)	(14,384,758)	(95,307)	(65,373)	(2,868)	(176,507,787)

Balances as of 12.31.22	293,680,639	27,645,810	92,822	100,873	237	321,520,381

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	8,189,632	8,532,313	181,149	13,633,620	1,684,653	32,221,367

Inter-stage Transfers:
From stage 1 to stage 2	(3,023,778)	13,368,922	-	-	-	10,345,144
From stage 2 to stage 1	1,165,197	(5,644,926)	(18)	-	-	(4,479,747)
From stage 1 or 2 to stage 3	(135,754)	(6,185,133)	(26,945)	12,606,048	598,308	6,856,524
From stage 3 to stage 1 or 2	51,794	113,624	(8,458)	(1,649,836)	(599,892)	(2,092,768)
Changes without inter-stage transfers	3,133,329	1,961,398	16,480	4,610,377	491,453	10,213,037
Newly originated financial assets	7,022,097	194,087	289,493	1,253,648	51,862	8,811,187
Reimbursements	(5,230,223)	(436,954)	(273,979)	(2,106,549)	(71,573)	(8,119,278)
Decreases	-	-	-	(5,335,148)	(180,196)	(5,515,344)
Foreign exchange differences	204,995	22,207	57,604	1,080	259,548	545,434
Inflation adjustment	(3,258,298)	(3,523,863)	(92,127)	(5,934,438)	(611,512)	(13,420,238)

Balances as of 06.30.23	8,118,991	8,401,675	143,199	17,078,802	1,622,651	35,365,318

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	8,785,698	7,222,548	1,764,029	15,025,535	8,165,890	40,963,700

Inter-stage Transfers:
From stage 1 to stage 2	(4,799,381)	19,078,613	139	-	-	14,279,371
From stage 2 to stage 1	2,206,048	(9,560,264)	(15,106)	-	-	(7,369,322)
From stage 1 or 2 to stage 3	(271,272)	(7,231,174)	(241,626)	16,364,207	254,458	8,874,593
From stage 3 to stage 1 or 2	52,928	244,869	198,504	(3,200,070)	(198,622)	(2,902,391)
Changes without inter-stage transfers	2,411,755	3,424,103	(1,305,606)	6,949,659	373,966	11,853,877
Newly originated financial assets	17,847,305	1,049,571	1,320,822	2,280,512	159,649	22,657,859
Reimbursements	(12,849,646)	(1,514,640)	(1,166,162)	(3,689,450)	(220,906)	(19,440,804)
Decreases	-	(122)	-	(12,027,875)	(5,490,598)	(17,518,595)
Foreign exchange differences	288,530	69,934	86,501	2,854	533,246	981,065
Inflation adjustment	(5,482,333)	(4,251,125)	(460,346)	(8,071,752)	(1,892,430)	(20,157,986)

Balances as of 12.31.22	8,189,632	8,532,313	181,149	13,633,620	1,684,653	32,221,367

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	2,648,225	1,329,748	6,482	75,030	157	4,059,642

Inter-stage Transfers:
From stage 1 to stage 2	(480,738)	1,890,528	-	-	-	1,409,790
From stage 2 to stage 1	347,489	(1,506,239)	(4,101)	-	-	(1,162,851)
From stage 1 or 2 to stage 3	(4,884)	(31,688)	-	105,307	-	68,735
From stage 3 to stage 1 or 2	3,486	6,966	544	(82,314)	(911)	(72,229)
Changes without inter-stage transfers	(733,021)	(192,961)	2,825	55,583	2,885	(864,689)
Newly originated financial assets	2,259,158	108,421	2,466	25,653	-	2,395,698
Reimbursements	(381,340)	(131,473)	(1,767)	(41,942)	(982)	(557,504)
Decreases	-	-	-	(157)	-	(157)
Foreign exchange differences	82,811	5,067	341	-	-	88,219
Inflation adjustment	(1,051,854)	(466,688)	(3,346)	(35,856)	(300)	(1,558,044)

Balances as of 06.30.23	2,689,332	1,011,681	3,444	101,304	849	3,806,610

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	1,553,513	787,356	93,294	71,445	-	2,505,608

Inter-stage Transfers:
From stage 1 to stage 2	(591,002)	2,562,062	-	-	-	1,971,060
From stage 2 to stage 1	416,120	(1,653,247)	(404)	-	-	(1,237,531)
From stage 1 or 2 to stage 2	(16,320)	(39,729)	(3,672)	155,167	11,001	106,447
From stage 3 to stage 1 or 2	20,022	9,749	1,127	(143,319)	(26,898)	(139,319)
Changes without inter-stage transfers	476,172	220,066	(48,474)	63,529	19,005	730,298
Newly originated financial assets	2,229,181	146,822	3,728	21,855	-	2,401,586
Reimbursements	(584,557)	(215,392)	(24,543)	(49,630)	-	(874,122)
Decreases	-	-	-	(157)	-	(157)
Foreign exchange differences	119,508	3,372	-	-	-	122,880
Inflation adjustment	(974,412)	(491,311)	(14,574)	(43,860)	(2,951)	(1,527,108)

Balances as of 12.31.22	2,648,225	1,329,748	6,482	75,030	157	4,059,642

43.	Restrictions to the distributions of earnings
a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the Shareholders’ Meeting held on April 28, 2023 applied 11,765,158 (17,727,844 in restated values) of Unappropriated retained earnings to increase the balance of such reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of June 30, 2023 amounts to 35,780,888.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Furthermore, in accordance with Communication “A” 7312 of the BCRA, the distribution of earnings is suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions may distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 12 equal, monthly and consecutive installments.

In accordance with the provisions of Communication “A” 7719 of the BCRA, effective since April 1 to December 31, 2023, financial institutions may distribute earnings for up to 40% of the amount that would have corresponded to them. As from April 1, 2023, those financial institutions that have obtained the BCRA authorization, shall distribute earnings in 6 equal, monthly and consecutive installments.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (13,572,278 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (55,294,260 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

In compliance with the above, on April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 7,000,000 (26,379,962 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (19,811,214 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 3,934,134 (11,547,254 in restated amounts) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	Allocate 15,736,535 (46,189,015 in restated amounts) to Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.
–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was requested to the BCRA for the distribution of 13,165,209 (in nominal values).

On June 7, 2022, the BCRA approved the distribution of 13,165,209 on account of dividends, which were made available to the shareholders.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (17,727,844 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (70,911,377 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (37,682,699 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015.

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which will be paid in kind through the delivery of 49.524.433.015 Argentine discount government bills in Argentine pesos (in nominal values), adjusted by CER and maturing on November 23, 2023, (ISIN ARARGE520DT9) Ticker X23N3 (Caja de Valores code 9197), and decided that dividends should be paid based on the following schedule:

2023
No. Installment	Cutoff Date	Payment Date	National Treasury Bill in Pesos adjusted by Cer at Discount. Maturity 11-23-23 Nominal value
1	June 22	June 27	8,254,072,169.
2	July 17	July 20	8,254,072,169.
3	August 3	August 8	8,254,072,169.
4	September 5	September 8	8,254,072,169.
5	October 2	October 5	8,254,072,169.
6	October 27	November 1	8,254,072,169.

As of June 30, 2023, the 44,787,970 amount booked under “Other non – financial liabilities” includes the remaining dividends payable approved by the Shareholders’ Meetings of 2020, 2021 and 2022.

On July 20 and August 8, 2023, installments 2 and 3 were paid under the abovementioned schedule.

44.	Restricted assets

As of June 30, 2023 and December 31, 2022, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	06.30.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	64,935	62,246

Total	64,935	62,246

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 79,524,350 and 69,607,217 as of June 30, 2023 and December 31, 2022, respectively (see Note 10).

45.	Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 6,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.6374% share of the corporate stock as of December 31, 2022 (BCRA Communication “B” 12503).

As of June 30, 2023 and 2022, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 1,444,112 and 1,583,013, respectively.

46.	Minimum cash and minimum capital requirements

46.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	220,301,932	243,041,023
BCRA - Special guarantee accounts - restricted (Note 10)	38,614,629	20,893,932
BCRA - Special pension accounts - restricted	1,656,482	-

	260,573,043	263,934,955

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,426,289	18,223,979
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,405,825	48,869,848
Other debt securities	109,686,063	27,929,725
BCRA Liquidity Bills	745,603,418	728,467,033

TOTAL	1,162,694,638	1,087,425,540

The balances disclosed are consistent with those reported by the Bank.

46.2 Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	06.30.23	12.31.22

Credit risk	105,317,188	106,042,597
Operational risk	43,127,761	42,644,615
Market risk	881,991	2,231,560

Paid-in	500,865,300	463,954,510

Surplus	351,538,360	313,035,738

47.	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of June 30, 2023, it amounts to 128,293. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 64,146, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of June 30, 2023 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 135,106, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of June 30, 2023, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments)

49.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2023 and December 31, 2022, the assets of Diagonal Trust amount to 2,427 and 3,658, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 6,294 as of June 30, 2023 and December 31, 2022, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 745,060 and 852,956 as of June 30, 2023 and December 31, 2022, respectively, and consist of cash, creditors' rights, real estate and shares.

50.	Mutual funds

As of June 30, 2023 and December 31, 2022, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 146,637,142 and 164,888,024, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	06.30.23	12.31.22
FBA Renta Pesos	602,126,711	614,552,671
FBA Acciones Argentinas	6,499,633	3,311,350
FBA Calificado	6,475,482	3,306,858
FBA Renta Fija Plus	5,538,170	16,386,815
FBA Ahorro Pesos	4,015,933	10,328,120
FBA Acciones Latinoamericanas	2,044,629	1,569,067
FBA Renta Mixta	1,729,417	1,061,960
FBA Bonos Argentina	1,104,482	2,191,259
FBA Renta Publica I	569,484	359,160
FBA Horizonte	408,530	580,997
FBA Gestión I	51,137	64,812
FBA Bonos Globales	24,393	42,572
FBA Retorno Total I	14,046	29,113
FBA Horizonte Plus	9,473	17,705
FBA Renta Fija Local	3,026	3,835
FBA Renta Publica II	-	-
	630,614,546	653,806,294

51.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed. On October 24, 2022, the Trial Court in Criminal and Economic Matters No. 4 of the City of Buenos Aires issued an unfavorable court ruling. On May 10, 2023, the Court decided to: I. Confirm point I of the appealed decision rejecting the grounds for unconstitutionality upheld by the defense of Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A. II. Confirm partially operating paragraphs II, III and IV of the appealed decision convicting Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A. for the event specified in section (b) of whereas clause VI hereof (sections 1(e) and 2(f)), Law No. 19,359), and revoke partially the abovementioned operating paragraphs convicting the aforementioned for the event specified in section (a) of the VI whereas clause (note added: the Multipoint S.A. event) of this vote. III. Amend the fines imposed on Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A, which are set in an amount equivalent to USD 2,000 (two thousand US dollars) each. IV. With legal costs. The fines were paid.

• Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

• BBVA ARGENTINA S.A. Financial Summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414,526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The relevant answers to the charges have been filed.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52.	Events after reporting period

No events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of June 30, 2023.

53.	Accounting principles – Explanation added for translations into English

These consolidated condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	45,475,683	2	45,475,683	-	45,475,683	-	45,475,683
Argentine Treasury Bonds in pesos at 16%. Maturity 10-17-2023	5319	9,321,918	1	9,321,918	10,528,455	9,321,918	-	9,321,918
Treasury Bills adjusted by CER. Maturity 07-18-2023	9182	1,235,177	1	1,235,177	-	1,235,177	-	1,235,177
Treasury Bills adjusted by CER. Maturity 09-18-2023	9155	330,426	1	330,426	-	330,426	-	330,426
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	454	2	454	-	454	-	454
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-	1	-	598,624	-	-	-

Subtotal Government Securities - In pesos		56,363,658		56,363,658	11,127,079	56,363,658	-	56,363,658

Government Securities - In foreign currency

GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086/94727	5,141	1	5,141	-	5,141	-	5,141
Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	-	1	-	5,303,967	-	-	-

Subtotal Government Securities - In foreign currency		5,141		5,141	5,303,967	5,141	-	5,141

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 07-20-2023	14009	23,750,650	2	23,750,650	-	23,750,650	-	23,750,650
BCRA Liquidity Bills in pesos. Maturity 07-13-2023	14003	106,395	2	106,395	-	106,395	-	106,395
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	22,022,660	-	-	-

Subtotal BCRA Bills - In pesos		23,857,045		23,857,045	22,022,660	23,857,045	-	23,857,045

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		80,225,844		80,225,844	38,453,706	80,225,844	-	80,225,844

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 12-13-2024	9200	70,048,881	2	70,048,881	-	70,048,881	444,789	70,493,670
Treasury Bonds adjusted by 1.50% CER. Maturity 03-25-2024	5493	33,553,336	1	33,553,336	37,455,038	33,553,336	-	33,553,336
Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	5405	22,870,208	1	22,870,208	38,629,654	22,870,208	-	22,870,208
Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	9179	21,488,350	1	21,488,350	-	21,488,350	119,368	21,607,718
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	9180	16,248,635	1	16,248,635	-	16,248,635	105,801	16,354,436
Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-9-2026	5925	13,555,009	1	13,555,009	12,451,751	13,555,009	-	13,555,009
Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	1,600,252	2	1,600,252	-	1,600,252	-	1,600,252
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	299,945	2	299,945	-	299,945	1,125	301,070
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	-	1	-	19,910,253	-	-	-
Treasury Bills at discount. ARS Maturity 03-31-2023	9164	-	2	-	13,680,484	-	-	-
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	13,154,728	-	-	-
Treasury Bills at discount. ARS Maturity 04-28-2023	9142	-	2	-	12,046,636	-	-	-
Treasury Bills at discount. ARS Maturity 05-31-2023	9171	-	2	-	2,202,605	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	1,004,257	-	-	-
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	-	2	-	31,333,308	-	-	-
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	-	1	-	7,332,653	-	-	-

Subtotal Government Securities - In pesos		179,664,616		179,664,616	189,201,367	179,664,616	671,083	180,335,699

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	-	1	-	404,126	-	-	-

Subtotal Government Securities - In foreign currency		-		-	404,126	-	-	-

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 07-27-2023	14011	111,975,720	2	111,975,720	-	111,975,720	-	111,975,720
BCRA Liquidity Bills in pesos. Maturity 07-25-2023	14010	105,735,047	2	105,735,047	-	105,735,047	-	105,735,047
BCRA Liquidity Bills in pesos. Maturity 07-20-2023	14009	71,251,950	2	71,251,950	-	71,251,950	-	71,251,950
BCRA Liquidity Bills in pesos. Maturity 07-18-2023	14008	95,485,400	2	95,485,400	-	95,485,400	-	95,485,400
BCRA Liquidity Bills in pesos. Maturity 07-13-2023	14003	72,435,555	2	72,435,555	-	72,435,555	-	72,435,555
BCRA Liquidity Bills in pesos. Maturity 07-11-2023	14002	87,646,858	2	87,646,858	-	87,646,858	-	87,646,858
BCRA Liquidity Bills in pesos. Maturity 07-06-2023	14001	88,626,420	2	88,626,420	-	88,626,420	-	88,626,420
BCRA Liquidity Bills in pesos. Maturity 07-04-2023	14000	89,081,910	2	89,081,910	-	89,081,910	-	89,081,910
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	249,844,326	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	65,129,879	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	72,679,195	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	66,067,981	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	73,702,792	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	89,422,410	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	89,688,973	-	-	-

Other
Subtotal BCRA Bills - In pesos		722,238,860		722,238,860	706,535,556	722,238,860	-	722,238,860

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 04-20-2024	11916	31,827,700	2	31,827,700	-	31,827,700	-	31,827,700
Local BCRA Bills in USD. Maturity 10-03-2023	11815	-	2	-	800,696	-	-	-
Local BCRA Bills in USD. Maturity 10-04-2023	11816	-	2	-	800,696	-	-	-
Local BCRA Bills in USD. Maturity 09-29-2023	11808	-	2	-	800,696	-	-	-
Local BCRA Bills in USD. Maturity 10-05-2023	11817	-	2	-	533,797	-	-	-
Local BCRA Bills in USD. Maturity 09-23-2023	11804	-	2	-	266,898	-	-	-

Subtotal BCRA Bills - In foreign currency		31,827,700		31,827,700	3,202,783	31,827,700	-	31,827,700

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	1,035,280	3	1,035,280	928,814	1,035,280	-	1,035,280
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	443,592	3	443,592	-	443,592	-	443,592
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	223,686	3	223,686	-	223,686	-	223,686
Corporate Bond Bco. de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	214,885	3	214,885	-	214,885	-	214,885
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	149,567	2	149,567	-	149,567	-	149,567
Corporate Bond Refi Pampa Class 2 adjusted by UVA. Maturity 05-06-2025	56123	52,349	3	52,349	51,062	52,349	-	52,349

Subtotal Private Securities - In Pesos		2,119,359		2,119,359	979,876	2,119,359	-	2,119,359

Private Securities - In foreign currency

Corporate Bond Vista Energy Class 13 USD. Maturity 08-08-2024	56207	1,786,516	2	1,786,516	2,038,883	1,786,516	-	1,786,516
Corporate Bond Vista Energy Class 15 USD. Maturity 01-21-2025	56637	1,139,602	2	1,139,602	1,333,331	1,139,602	-	1,139,602
Corporate Bond Vista Energy Class 20 USD. Maturity 07-20-2025	57081	745,364	2	745,364	-	745,364	-	745,364
Obligación Negociable Luz De Tres Picos 4 USD. Maturity 09-29-2026	56467	461,667	2	461,667	837,853	461,667	-	461,667
Corporate Bond Petroquímica Comodoro Rivadavia Class H USD. Maturity 12-17-2024	55849	106,525	2	106,525	285,396	106,525	-	106,525
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	-	2	-	134,412	-	-	-

Subtotal Private Securities - In foreign currency		4,239,674		4,239,674	4,629,875	4,239,674	-	4,239,674

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		940,090,209		940,090,209	904,953,583	940,090,209	671,083	940,761,292

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In pesos

Argentine Treasury Bond in pesos. Maturity 05-23-2027	9132	32,235,230	2	32,405,825	48,869,848	32,405,825	-	32,405,825
Argentine Treasury Bond in pesos. Maturity 08-23-2025	9196	30,079,641	2	29,628,247	-	29,628,247	-	29,628,247
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,391,323	2	14,426,289	18,223,979	14,426,289	-	14,426,289

Subtotal Government Securities - In pesos		76,706,194		76,460,361	67,093,827	76,460,361	-	76,460,361

TOTAL DEBT SECURITIES AT AMORTIZED COST		76,706,194		76,460,361	67,093,827	76,460,361	-	76,460,361

TOTAL OTHER DEBT SECURITIES		1,016,796,403		1,016,550,570	972,047,410	1,016,550,570	671,083	1,017,221,653

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		1,001,704	1	1,001,704	842,849	1,001,704	-	1,001,704
Banco de Valores de Bs. As. Share		499,592	1	499,592	479,947	499,592	-	499,592

Subtotal Private Securities - In Pesos		1,501,296		1,501,296	1,322,796	1,501,296	-	1,501,296

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		1,501,296		1,501,296	1,322,796	1,501,296	-	1,501,296

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		699,282	2	699,282	327	699,282	-	699,282

Subtotal Private Securities - In Pesos		699,282		699,282	327	699,282	-	699,282

Foreign:
Private Securities - In foreign currency

Other		123,194	2	123,194	90,787	123,194	-	123,194

Subtotal Private Securities - In foreign currency		123,194		123,194	90,787	123,194	-	123,194

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		822,476		822,476	91,114	822,476	-	822,476

TOTAL EQUITY INSTRUMENTS		2,323,772		2,323,772	1,413,910	2,323,772	-	2,323,772

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Account	06.30.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	414,676,764	386,091,616
Preferred collaterals and counter-guarantees "A"	2,326,159	2,727,196
Preferred collaterals and counter-guarantees "B"	3,060,091	4,204,185
No preferred guarantees or counter guarantees	409,290,514	379,160,235

With special follow-up	1,897,499	1,156,993

Under observation	848,622	-
No preferred guarantees or counter guarantees	848,622	-

Under negotiation or refinancing agreements	1,048,877	1,156,993
Preferred collaterals and counter-guarantees "B"	155,965	194,624
No preferred guarantees or counter guarantees	892,912	962,369

Troubled	124,179	1,657,434
No preferred guarantees or counter guarantees	124,179	1,657,434

With high risk of insolvency	206,672	214,580
No preferred guarantees or counter guarantees	206,672	214,580

Uncollectible	327,268	41,213
No preferred guarantees or counter guarantees	327,268	41,213

TOTAL	417,232,382	389,161,836

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Account	06.30.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	709,405,169	739,175,089
Preferred collaterals and counter-guarantees "A"	331,521	249,523
Preferred collaterals and counter-guarantees "B"	80,824,401	84,421,184
No preferred guarantees or counter guarantees	628,249,247	654,504,382

Low risk	10,385,988	8,828,698
Preferred collaterals and counter-guarantees "B"	724,192	841,056
No preferred guarantees or counter guarantees	9,661,796	7,987,642

Low risk - with special follow-up	464,818	279,364
No preferred guarantees or counter guarantees	464,818	279,364

Medium risk	8,445,136	5,988,574
Preferred collaterals and counter-guarantees "A"	-	77
Preferred collaterals and counter-guarantees "B"	192,694	248,949
No preferred guarantees or counter guarantees	8,252,442	5,739,548

High risk	5,950,709	4,213,817
Preferred collaterals and counter-guarantees "B"	296,109	301,392
No preferred guarantees or counter guarantees	5,654,600	3,912,425

Uncollectible	841,038	879,429
Preferred collaterals and counter-guarantees "A"	-	6,482
Preferred collaterals and counter-guarantees "B"	305,791	367,627
No preferred guarantees or counter guarantees	535,247	505,320

TOTAL	735,492,858	759,364,971

TOTAL GENERAL	1,152,725,240	1,148,526,807

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	06.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	107,953,859	9.37%	81,411,995	7.09%
50 following largest customers	136,651,148	11.85%	128,599,303	11.20%
100 following largest customers	86,021,248	7.46%	82,671,202	7.20%
All other customers	822,098,985	71.32%	855,844,307	74.51%

TOTAL	1,152,725,240	100.00%	1,148,526,807	100.00%

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,744	-	-	-	-	-	3,744
Financial Sector	-	4,729,167	234,864	207,425	3,462,589	7,336,405	12,580,415	28,550,865
Non-financial Private Sector and Residents Abroad	14,731,646	512,297,247	157,880,700	124,388,081	181,314,978	116,344,969	207,000,510	1,313,958,131

TOTAL	14,731,646	517,030,158	158,115,564	124,595,506	184,777,567	123,681,374	219,580,925	1,342,512,740

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	2,109	-	-	-	-	-	2,109
B.C.R.A.	-	13,613	-	-	-	-	-	13,613
Financial Sector	-	1,146,904	1,825,406	3,000,195	1,708,780	6,928,212	2,724,445	17,333,942

Non-financial Private Sector and Residents Abroad	10,600,536	548,041,998	181,153,142	134,611,764	112,728,695	114,081,232	206,854,151	1,308,071,518

TOTAL	10,600,536	549,204,624	182,978,548	137,611,959	114,437,475	121,009,444	209,578,596	1,325,421,182

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	06.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	283,877,710	14.13%	147,394,966	7.45%

50 following largest customers	261,704,706	13.02%	212,593,880	10.74%

100 following largest customers	92,681,870	4.61%	80,538,299	4.07%

All other customers	1,371,455,209	68.24%	1,539,148,883	77.74%

TOTAL	2,009,719,495	100.00%	1,979,676,028	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,658,608,368	257,248,886	198,844,714	1,466,136	136,927	-	2,116,305,031
Non-financial Government sector	11,060,883	13,867	-	-	-	-	11,074,750
Financial Sector	1,891,416	-	-	-	-	-	1,891,416
Non-financial Private Sector and Residents Abroad	1,645,656,069	257,235,019	198,844,714	1,466,136	136,927	-	2,103,338,865
Derivative instruments	471,963	-	-	-	-	-	471,963
Other financial liabilities	276,914,990	289,553	415,467	789,601	1,315,930	6,441,001	286,166,542
Financing received from the BCRA and other financial institutions	19,349,962	4,725,600	801,468	6,063,453	11,012,570	156,825	42,109,878

TOTAL	1,955,345,283	262,264,039	200,061,649	8,319,190	12,465,427	6,597,826	2,445,053,414

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,701,269,025	158,305,128	159,434,589	2,036,508	117,038	-	2,021,162,288
Non-financial Government sector	14,468,565	203,385	-	-	-	-	14,671,950
Financial Sector	512,329	-	-	-	-	-	512,329
Non-financial Private Sector and Residents Abroad	1,686,288,131	158,101,743	159,434,589	2,036,508	117,038	-	2,005,978,009
Derivative instruments	503,786	-	-	-	-	-	503,786
Other financial liabilities	176,108,813	422,253	561,853	897,177	1,576,646	7,337,203	186,903,945
Financing received from the BCRA and other financial institutions	20,934,511	2,381,484	5,856,032	3,546,540	3,333,072	266,196	36,317,835
Corporate bonds issued	-	288,077	-	-	-	-	288,077

TOTAL	1,898,816,135	161,396,942	165,852,474	6,480,225	5,026,756	7,603,399	2,245,175,931

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

				Decreases
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 06.30.23

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	4,059,642	1,305,012	(1)(3)	-	-	(1,558,044)	3,806,610

- For administrative, disciplinary and criminal penalties	7,534	-		-	-	(2,534)	5,000

- Provisions for termination plans	684,117	151,648		-	-	(230,101)	605,664

- Other	8,311,905	2,798,771	(2)(4)	49,760	673,157	(3,080,783)	7,306,976

TOTAL PROVISIONS	13,063,198	4,255,431		49,760	673,157	(4,871,462)	11,724,250

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 1.935 for exchange differences in foreign currency for contingent commitments.
(4)	It includes a decrease of 8,780 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under
Administrative expenses and for subsidiary BBVA Asset Management Argentina S.A.

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

				Decreases
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.22

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,505,608	3,081,142	(1)(4)	-	-	(1,527,108)	4,059,642

- For administrative, disciplinary and criminal penalties	14,676	-		-	-	(7,142)	7,534

- Provisions for reorganization	3,943,191	3,576,732	(3)	343,331	5,579,989	(1,596,603)	-

- Provisions for termination plans	772,576	337,891		-	-	(426,350)	684,117

- Other	9,239,353	5,859,480	(2)(5)	2,634	1,277,944	(5,506,350)	8,311,905

TOTAL PROVISIONS	16,475,404	12,855,245		345,965	6,857,933	(9,063,553)	13,063,198

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 4,014 for exchange differences in foreign currency for contingent commitments.
(5)	It includes a decrease of 722 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under Administrative expenses.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.22	following	FI with significant	FI with credit	gain (loss)	as of 06.30.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	696,197	53,065	-	83,504	(250,068)	582,698

Loans and other financing	31,476,821	3,100,609	3,447,402	9,845,626	(13,149,288)	34,721,170
Other financial institutions	351,169	(191,229)	51,020	(1,673)	(207,042)	2,245
Non-financial Private Sector and Residents Abroad	31,125,652	3,291,838	3,396,382	9,847,299	(12,942,246)	34,718,925
Overdrafts	1,570,785	244,057	109,258	37,964	(612,705)	1,349,359
Instruments	1,149,859	823,567	41,942	44,119	(473,535)	1,585,952
Mortgage loans	2,584,361	22,407	397,059	720,295	(1,054,904)	2,669,218
Pledge loans	1,149,765	84,977	12,164	52,858	(457,816)	841,948
Consumer loans	6,176,381	366,156	301,311	3,546,550	(2,698,046)	7,692,352
Credit Cards	15,212,339	1,248,291	2,506,316	4,490,946	(6,319,381)	17,138,511
Finance leases	292,415	38,118	28,551	47,499	(114,413)	292,170
Other	2,989,747	464,265	(219)	907,068	(1,211,446)	3,149,415

Other debt securities	48,349	33,983	-	-	(20,882)	61,450

Contingent commitments	4,059,642	1,092,961	148,929	63,122	(1,558,044)	3,806,610

TOTAL ALLOWANCES	36,281,009	4,280,618	3,596,331	9,992,252	(14,978,282)	39,171,928

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	845,490	188,428	-	170,055	(507,776)	696,197

Loans and other financing	40,073,860	4,663,075	4,438,356	1,920,975	(19,619,445)	31,476,821
Other financial institutions	122,272	280,369	276,498	(4,053)	(323,917)	351,169
Non-financial Private Sector and Residents Abroad	39,951,588	4,382,706	4,161,858	1,925,028	(19,295,528)	31,125,652
Overdrafts	944,270	787,537	315,300	500,681	(977,003)	1,570,785
Instruments	1,764,002	279,923	(31,554)	(24,175)	(838,337)	1,149,859
Mortgage loans	2,157,726	98,060	396,875	1,278,059	(1,346,359)	2,584,361
Pledge loans	1,668,383	(354,539)	26,306	456,947	(647,332)	1,149,765
Consumer loans	7,536,883	566,672	(25,676)	2,040,825	(3,942,323)	6,176,381
Credit Cards	14,277,697	2,014,943	4,457,233	2,302,121	(7,839,655)	15,212,339
Finance leases	280,322	101,054	12,870	80,675	(182,506)	292,415
Other	11,322,305	889,056	(989,496)	(4,710,105)	(3,522,013)	2,989,747

Other debt securities	44,350	34,764	-	-	(30,765)	48,349

Contingent commitments	2,505,608	2,069,124	961,465	50,553	(1,527,108)	4,059,642

TOTAL ALLOWANCES	43,469,308	6,955,391	5,399,821	2,141,583	(21,685,094)	36,281,009

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	06.30.23	12.31.22

ASSETS

Cash and deposits in banks	4	421,199,630	445,821,572

Cash		141,090,920	176,983,623
Financial institutions and correspondents		230,870,568	268,701,956
BCRA		221,958,414	243,041,023
Other in the country and abroad		8,912,154	25,660,933
Other		49,238,142	135,993

Debt securities at fair value through profit or loss	5 and A	80,119,449	38,453,706

Derivative instruments	6	3,259,979	3,417,746

Repo transactions	7	175,730,857	79,205,113

Other financial assets	8	88,965,633	42,143,269

Loans and other financing	9	999,226,269	1,027,460,913

Non-financial Government sector		3,743	2,109
B.C.R.A.		-	13,613
Other financial institutions		22,927,884	25,764,475
Non-financial Private Sector and Residents Abroad		976,294,642	1,001,680,716

Other debt securities	10 and A	1,016,164,478	971,956,227

Financial assets pledged as collateral	11	79,521,742	69,603,287

Investments in equity instruments	13 and A	2,323,772	1,413,910

Investments in subsidiaries and associates	14	18,694,917	19,147,498

Property and equipment	15	142,606,295	144,682,799

Intangible assets	16	14,638,404	14,390,738

Other non-financial assets	17	42,359,039	43,359,419

Non-current assets held for sale	18	399,782	339,151

TOTAL ASSETS		3,085,210,246	2,901,395,348

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	06.30.23	12.31.22

LIABILITIES

Deposits	19 and H	2,000,844,656	1,971,009,091

Non-financial Government sector		11,005,145	14,586,112
Financial Sector		6,584,837	916,890
Non-financial Private Sector and Residents Abroad		1,983,254,674	1,955,506,089

Derivative instruments	6	471,963	503,786

Other financial liabilities	21	276,763,464	175,859,108

Financing received from the BCRA and other financial institutions	22	2,910,886	4,577,081
Corporate bonds issued	23	-	-

Current income tax liabilities	12 b)	26,665,616	9,846,936

Provisions	J	11,666,579	12,846,312

Deferred income tax liabilities	12 c)	14,345,484	10,082,925

Other non-financial liabilities	24	192,959,178	173,494,555

TOTAL LIABILITIES		2,526,627,826	2,358,219,794

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		194,842,796	194,842,796
Reserves		314,591,326	263,634,804
Retained earnings		-	16,277
Other accumulated comprehensive income/(loss)		(6,870,206)	(11,298,951)
Income for the period / year		48,660,820	88,622,944

TOTAL EQUITY		558,582,420	543,175,554

TOTAL LIABILITIES AND EQUITY		3,085,210,246	2,901,395,348

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	Quarter ended 06.30.23	Accumulated as of 06.30.23	Accumulated as of 06.30.22

Interest income	26	360,538,502	660,051,545	375,864,779
Interest expense	27	(181,266,231)	(323,659,488)	(166,962,343)

Net interest income		179,272,271	336,392,057	208,902,436

Commission income	28	30,469,910	55,092,865	59,456,879
Commission expenses	29	(9,748,355)	(22,785,933)	(24,575,178)

Net commission income		20,721,555	32,306,932	34,881,701

Net income from measurement of financial instruments at fair value through profit or loss	30	7,057,849	14,987,512	12,216,145
Net income from write-down of assets at amortized cost and at fair value through OCI	31	2,290,336	2,337,777	1,136,236
Foreing exchange and gold gains/(losses)	32	3,203,014	4,595,505	7,698,436
Other operating income	33	7,145,984	13,728,180	15,618,902
Loan loss allowance		(10,908,176)	(20,896,552)	(10,476,229)

Net operating income		208,782,833	383,451,411	269,977,627

Personnel benefits	34	(28,548,739)	(55,331,589)	(49,375,134)
Administrative expenses	35	(30,804,719)	(60,036,764)	(49,683,748)
Asset depreciation and impairment	36	(3,451,775)	(6,902,183)	(7,780,457)
Other operating expenses	37	(27,667,644)	(51,541,268)	(39,822,090)

Operating income		118,309,956	209,639,607	123,316,198

Loss from associates and joint ventures		2,280,967	3,467,539	1,091,193
Loss on net monetary position		(73,248,700)	(139,689,542)	(92,231,589)

Income before income tax		47,342,223	73,417,604	32,175,802

Income Tax	12. d)	(17,284,174)	(24,756,784)	12,934,446

Net income for the period		30,058,049	48,660,820	45,110,248

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
EARNINGS PER SHARE
AS OF JUNE 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	06.30.23	06.30.22

Numerator:

Net income attributable to owners of the Parent	48,660,820	45,110,248
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	48,660,820	45,110,248

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	79.4190	73.6241
Diluted earnings per share (stated in pesos) (1)	79.4190	73.6241

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Note	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Net income for the period		30,058,049	48,660,820	34,523,142	45,110,248

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method		(10)	(22)	164,265	164,265

		(10)	(22)	164,265	164,265

Income or loss on financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		8,982,171	6,301,517	(31,353,124)	(26,602,848)
Reclassification adjustment for the period		(1,236,440)	1,403,899	(1,222,834)	(1,136,236)
Income Tax	12.d)	(3,222,494)	(3,968,494)	11,633,713	10,166,272

		4,523,237	3,736,922	(20,942,245)	(17,572,812)

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the period from equity instruments at fair value through OCI		702,880	691,845	(25,355)	(45,431)
Income Tax		-	-		-

		702,880	691,845	(25,355)	(45,431)

Total Other Comprehensive Income/(loss) for the period		5,226,107	4,428,745	(20,803,335)	(17,453,978)

Total Comprehensive Income		35,284,156	53,089,565	13,719,807	27,656,270

Notes and exhibits are an integral part of these separate financial statements

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	2023
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	194,842,796	(11,298,931)	(20)	111,354,709	152,280,095	88,639,221	543,175,554

Total comprehensive income for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	48,660,820	48,660,820
- Other comprehensive income/(loss) for the period	-	-	-	4,428,767	(22)	-	-	-	4,428,745

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 28, 2023 (Note 43 to the consolidated financial statements):
Legal Reserve	-	-	-	-	-	17,727,844	-	(17,727,844)	-
Other	-	-	-	-	-	-	70,911,377	(70,911,377)	-

- Distribution of dividends approved by the Superintendency of Financial and Foreign Exchange Institutions of the Argentine Central Bank on May 31 and the Board' Meeting held on June 7, 2023 (Note 43 to the consolidated financial statements):
Dividendos in kind (1)	-	-	-	-	-	-	(37,682,699)	-	(37,682,699)

Balances at fiscal period end	612,710	6,744,974	194,842,796	(6,870,164)	(42)	129,082,553	185,508,773	48,660,820	558,582,420

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	194,842,796	2,209,539	(164,267)	99,807,455	106,091,081	57,736,269	467,880,557

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies (Note 2.5. to the consolidated financial statements)	-	-	-	-	-	-	-	15,739	15,739

Adjusted balance at the beginning of the year	612,710	6,744,974	194,842,796	2,209,539	(164,267)	99,807,455	106,091,081	57,752,008	467,896,296

Total comprehensive income for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	45,110,248	45,110,248
- Other comprehensive income/(loss) for the period	-	-	-	(17,618,243)	164,265	-	-	-	(17,453,978)
									-
- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal Reserve	-	-	-	-	-	11,547,254	-	(11,547,254)	-
Other	-	-	-	-	-	-	46,189,015	(46,189,015)	-

Balances at fiscal period end	612,710	6,744,974	194,842,796	(15,408,704)	(2)	111,354,709	152,280,096	45,125,987	495,552,566

SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	06.30.23	06.30.22

Cash flows from operating activities

Income before income tax	73,417,604	32,175,802

Adjustment for total monetary income for the period	139,689,542	92,231,589

Adjustments to obtain cash flows from operating activities:	11,792,882	40,467,375

Depreciation and amortization	6,902,183	7,780,457
Loan loss allowance	20,896,552	10,476,229
Effect of foreign exhange changes on cash and cash equivalents	(17,860,335)	24,739,762
Loss for the sale of Prisma Medios de Pagos S.A.	-	(6,612,896)
Other adjustments	1,854,482	4,083,823

Net increases from operating assets:	(1,127,202,287)	(935,163,002)

Debt securities at fair value through profit or loss	(57,190,930)	(48,538,568)
Derivative instruments	(607,152)	6,150,449
Repo transactions	(148,419,251)	107,202,392
Loans and other financing	(392,123,617)	(295,619,652)
Non-financial Government sector	(3,078)	(4,107)
Other financial institutions	(5,442,638)	(638,839)
Non-financial Private Sector and Residents Abroad	(386,677,901)	(294,976,706)
Other debt securities	(406,586,339)	(669,336,862)
Financial assets pledged as collateral	(39,004,383)	(13,079,337)
Investments in equity instruments	(850,761)	604,913
Other assets	(82,419,854)	(22,546,337)

Net increases from operating liabilities:	1,050,015,933	728,917,010

Deposits	803,379,945	634,135,259
Non-financial Government sector	1,557,445	4,917,276
Financial Sector	7,620,810	513,165
Non-financial Private Sector and Residents Abroad	794,201,690	628,704,818
Liabilities at fair value through profit or loss	51,588	17,503
Derivative instruments	171,141	(284,823)
Other liabilities	246,413,259	95,049,071

Income tax paid	(515,414)	-

Net cash generated by / (used in) operating activities	147,198,260	(41,371,226)

SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	06.30.23	06.30.22

Cash flows from investing activities

Payments:	(5,340,412)	(9,081,204)

Purchase of property and equipment, intangible assets and other assets	(4,812,579)	(8,143,424)
Other payments related to investing activities	(527,833)	(937,780)

Collections:	4,189,931	4,154,089

Other collections related to investing activities	4,189,931	4,154,089

Total cash flows used in investing activities	(1,150,481)	(4,927,115)

Cash flows from financing activities

Payments:	(4,510,788)	(2,996,724)

Dividends	(22,969)	-
Argentine Central Bank (BCRA)	(47,277)	-
Financing from local financial institutions	(2,959,916)	(1,327,911)
Leases	(1,480,626)	(1,668,813)

Collections:	1,340,999	22,754

Argentine Central Bank (BCRA)	-	4,553
Other collections related to financing activities	1,340,999	18,201

Total cash flows used in financing activities	(3,169,789)	(2,973,970)

Effect of exchange rate changes on cash and cash equivalents	17,860,335	(24,739,762)
Effect of net monetary income/(loss) of cash and cash equivalents	(185,360,267)	(168,530,970)

Total changes in cash flows	(24,621,942)	(242,543,043)
Restated cash and cash equivalents at the beginning of the year (Note 4)	445,821,572	639,977,491
Cash and cash equivalents at fiscal period-end (Note 4)	421,199,630	397,434,448

Notes and exhibits are an integral part of these separate financial statements

NOTES TO THE SEPARATE CONDENSED

INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 Of the BCRA, as supplemented.). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 7,082,157 and 6,754,363, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the six-month period ended June 30, 2022 would have changed. However, this situation did not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2022. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2022 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

-	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
-	Significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
-	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
-	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
-	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
-	Provisions (Note 23 to the consolidated condensed interim financial statements)
-	Share capital (Note 26 to the consolidated condensed interim financial statements)
-	Fair values of financial instruments (Note 39 to the consolidated condensed interim financial statements)
-	Segment reporting (Note 40 to the consolidated condensed interim financial statements)
-	Related parties (Note 41 to the consolidated condensed interim financial statements)
-	Restrictions to the distributions of profits (Note 43 to the consolidated condensed interim financial statements)

-	Banking deposits guarantee insurance system (Note 45 to the consolidated condensed interim financial statements)
-	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the consolidated condensed interim financial statements)
-	Trust activities (Note 49 to the consolidated condensed interim financial statements)
-	Mutual funds (Note 50 to the consolidated condensed interim financial statements)
-	Penalties and administrative proceedings instituted by the BCRA (Note 51 to the consolidated condensed interim financial statements)
-	Subsequent events (Note 52 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of June 30, 2023 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4.	Cash and deposits in banks

Breakdown is as follows:

	06.30.23	12.31.22

BCRA - Current account	221,958,414	243,041,023
Cash	141,090,920	176,983,623
Cash and cash equivalents for spot purchases or sales to be settled	49,238,142	135,993
Balances with other local and foreign financial institutions	8,912,154	25,660,933

TOTAL	421,199,630	445,821,572

The balances of Cash and deposits in banks as of June 30, 2022 and December 31, 2021 amounted to 397,434,448 and 639,977,491, respectively.

5.	Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.23	12.31.22

Government securities	56,368,799	16,431,046
BCRA Liquidity Bills	23,750,650	22,022,660

TOTAL	80,119,449	38,453,706

For a better breakdown of the information, see Exhibit A.

6.	Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	2,588,895	3,298,765
Income from put options taken (1)	671,084	74,108
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	44,873

TOTAL	3,259,979	3,417,746

(1)	In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	06.30.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	385,356	503,786
Credit balances linked to interest rate swaps - floating rate for fixed rate	86,607	-

TOTAL	471,963	503,786

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	06.30.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	821,451	1,165,119
Foreign currency forward sales - US$	844,446	1,217,856
Foreign currency forward sales - Euros	896	1,825

Interest rate swaps

Fixed rate for floating rate (1)	4,000,000	1,500,000

Put options:

Put options taken (2)	102,564,922	4,685,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	See Note 10.b.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	175,730,857	79,205,113

TOTAL	175,730,857	79,205,113

(1)	As of June 30, 2023, and December 31, 2022, repurchase transactions involving BCRA liquidity bills fall due on July 3, 2023, and January 2, 2023, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of June 30, 2023 and December 31, 2022.

8.	Other financial assets

Breakdown is as follows:

	06.30.23	12.31.22

Measured at amortized cost

Financial debtors from spot transactions pending settlement	49,792,556	6,884,633
Other receivables	20,132,688	19,391,774
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	15,646,665	16,272,054
Non-financial debtors from spot transactions pending settlement	3,875,029	132,268
Other	38,344	90,089

	89,485,282	42,770,818

Allowance for loan losses (Exhibit R)	(519,649)	(627,549)

TOTAL	88,965,633	42,143,269

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.23	12.31.22

Credit Cards	404,185,371	413,675,185
Unsecured instruments	122,066,414	87,702,167
Consumer loans	105,480,276	107,148,600
Discounted instruments	87,220,388	88,161,409
Overdrafts	83,302,649	94,849,731
Mortgage loans	52,437,877	58,027,209
Loans for the prefinancing and financing of exports	46,059,590	37,780,505
Other financial institutions	24,107,729	27,122,027
Pledge loans	14,049,957	13,254,101
Receivables from finance leases	7,634,185	8,383,401
Loans to personnel	6,598,273	7,256,796
Instruments purchased	2,994,396	1,471,046
Non-financial government sector	3,743	2,109
BCRA	-	13,613
Other financing	78,338,371	114,115,611

	1,034,479,219	1,058,963,510

Allowance for loan losses (Exhibit R)	(35,252,950)	(31,502,597)

TOTAL	999,226,269	1,027,460,913

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.23		12.31.22
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	5,069,782	1,710,447	4,816,132	1,961,265
From 1 to 2 years	5,014,717	2,149,828	4,761,356	2,398,231
From 2 to 3 years	3,926,339	2,161,504	3,830,870	2,321,399
From 3 to 4 years	2,299,428	1,541,490	2,257,781	1,600,088
From 4 to 5 years	100,310	70,916	143,857	102,418

TOTAL	16,410,576	7,634,185	15,809,996	8,383,401

Share		7,415,198		8,157,105
Interest accrued		218,987		226,296

TOTAL		7,634,185		8,383,401

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	06.30.23	12.31.22

Total Exhibit B and C	1,097,050,167	1,091,593,583
Plus:
B.C.R.A.	-	13,613
Loans to personnel	6,598,273	7,256,796
Interest and other items accrued receivable from financial assets with credit value impairment	428,989	308,487

Less:
Allowance for loan losses (Exhibit R)	(35,252,950)	(31,502,597)
Adjustments for effective interest rate	(6,686,823)	(6,206,469)
Corporate Bonds	(6,482,227)	(5,700,538)
Loan commitments	(56,429,160)	(28,301,962)

Total loans and other financing	999,226,269	1,027,460,913

Note 42.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2023 and December 31, 2022, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.23	12.31.22

Guarantees granted	21,767,964	2,319,535
Secured loans	14,327,589	10,018,396
Overdrafts and receivables agreed not used	10,988,625	3,194,951
Liabilities related to foreign trade transactions	9,344,982	12,769,080

TOTAL	56,429,160	28,301,962

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

See information on the Financing line for productive investments described in Note 8 to the consolidated condensed interim financial statements.

10.	Other debt securities

Breakdown is as follows:

a)	Financial assets measured at amortized cost

	06.30.23	12.31.22

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,405,825	48,869,848
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	29,628,247	-
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,426,289	18,223,979

TOTAL	76,460,361	67,093,827

b)	Financial assets measured at fair value through OCI

	06.30.23	12.31.22

BCRA Liquidity Bills	721,852,768	706,444,373
Government securities (1)	179,664,616	189,605,493
BCRA Local Bills	31,827,700	3,202,783
Private securities - Corporate bonds	6,359,033	5,609,751

TOTAL	939,704,117	904,862,400

(1)	In March 2023, the Bank launched a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY APRIL 28, 2023 (LEDES S28A3)	19,027,714,460
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY MAY 19, 2023 (LECER X19Y3)	7,000,000,000
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY MAY 31, 2023 (LEDES S31Y3)	6,840,800,244
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY JUNE 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 3.75%. MATURITY APRIL 14, 2024 (T3X4P)	13,237,176,685
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4%. MATURITY OCTOBER 14, 2024 (T4X4P)	17,649,568,913
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY FEBRUARY 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JUNE 16, 2023 (LECER X16J3)	2,159,998,000
ARGENTINE TREASUTY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JULY 18, 2023 (LECER X18L3)	35,863,500,000
ARGENTINE TREASURY BONDS IN PESOS ADJUSTED BY CER 1.45%. MATURITY AUGUST 13, 2023 (T2X3)	3,622,490,577

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY DECEMBER 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of June 30, 2023, their notional value stood at 102,564,922,297 (see Exhibit A and O to the condensed separate interim financial statements).

11.	Financial assets pledged as collateral

As of June 30, 2023 and December 31, 2022, the Bank pledged as collateral the following financial assets:

		06.30.23	12.31.22

BCRA - Special guarantee accounts (Note 42.1)	(1)	38,614,629	20,893,932
Guarantee trust - Government securities at fair value through OCI	(2)	31,019,228	25,162,862
Deposits as collateral	(3)	9,880,326	12,408,966
Guarantee trust - USD	(4)	7,559	11,137,527

TOTAL		79,521,742	69,603,287

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts.. The trust is made up by Treasury Bills in Argentine pesos adjusted by CER (benchmark stabilization coefficient) maturing in 2024 (Series T2X4 yTX24). As of December 31, 2022, it was made up by Series TX23, T2X4, TX24, X19Y3 and X16J3.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

12.	Income Tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

No transactions were accounted for in the period/year ended June 30, 2023 and December 31, 2022.

b)	Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the separate condensed statement of financial position:

	06.30.23	12.31.22

Income tax provision	27,098,200	10,336,106
Advances	(413,509)	(461,699)
Collections and withholdings	(19,075)	(27,471)

	26,665,616	9,846,936

c)	Deferred income tax

The deferred tax assets and liabilities disclosed in the separate statement of financial position are as follows:

Deferred tax assets:	06.30.23	12.31.22

Provisions	15,027,765	19,007,587
Allowance for loan losses	9,603,436	7,096,497
Loan and credit card commissions	2,029,788	1,839,865
Tax inflation adjustment	1,584,959	3,184,306
Other	52	65

Total deferred assets	28,246,000	31,128,320

Deferred tax liabilities:	06.30.23	12.31.22

Property and equipment	(19,420,393)	(19,564,795)
Investments	(15,427,587)	(14,355,632)
Intangible assets	(7,743,504)	(7,290,818)

Total deferred liabilities	(42,591,484)	(41,211,245)

Net deferred tax liabilities	(14,345,484)	(10,082,925)

d)	Income Tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Current income tax expense	(13,180,547)	(24,462,719)	136,361	58,063
Income/(loss) from deferred income tax	(4,103,627)	(294,065)	16,576,933	12,876,383

Income tax recognized through profit or loss	(17,284,174)	(24,756,784)	16,713,294	12,934,446

Income tax recognized through OCI	(3,222,494)	(3,968,494)	11,633,713	10,166,272

Total income tax	(20,506,668)	(28,725,278)	28,347,007	23,100,718

The Bank’s effective tax rate calculated on the income tax recognized in the income statement for the period ended June 30, 2023 was 34%.

The income tax benefit for the period ended June 30, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” of Note 11.c) to the consolidated condensed interim financial statements

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

13.	Investments in equity instruments

Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	06.30.23	12.31.22

Private securities - Shares of other non-controlled companies	1,501,296	1,322,796

TOTAL	1,501,296	1,322,796

13.2 Investments in equity instruments through other comprehensive income

	06.30.23	12.31.22

Compensadora Electrónica S.A.	431,510	87
Mercado Abierto Electrónico S.A.	195,588	29
Banco Latinoaméricano de Exportaciones S.A.	114,499	87,433
Seguro de Dépositos S.A.	69,801	130
Other	11,078	3,435

TOTAL	822,476	91,114

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.23	12.31.22

Volkswagen Financial Services Compañía Financiera S.A.	5,505,066	5,198,446
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	4,512,801	5,574,197
PSA Finance Arg. Cía. Financiera S.A.	3,137,870	3,129,214
BBVA Seguros Argentina S.A.	2,028,926	1,803,880
Rombo Compañía Financiera S.A.	1,490,572	1,121,379
Interbanking S.A.	1,021,148	1,241,612
Play Digital S.A. (1)	693,420	733,170
Openpay Argentina S.A. (2)	297,369	324,719
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	7,745	20,881

TOTAL	18,694,917	19,147,498
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of March 31, 2023 has been used. In addition, the significant transactions made or events occurred between April 1, 2023 and June 30, 2023 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

15.	Property and equipment

Breakdown is as follows:

	06.30.23	12.31.22

Real estate	105,864,362	106,697,984
Furniture and facilities	17,618,188	19,187,771
Right of use of leased real estate	9,246,868	8,811,964
Construction in progress	5,510,541	4,927,488
Machinery and equipment	4,004,514	4,692,079
Vehicles	361,822	365,513

TOTAL	142,606,295	144,682,799

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of nine pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	06.30.2023	12.31.2022

Real Estate - Lavallol	(32,399)	(32,399)
Real Estate - Monte Grande	(144,306)	(144,306)
Real Estate - Caleta Olivia, Santa Cruz	(36,035)	(36,035)
Real Estate - Cerro Las Rosas	(75,187)	(75,187)
Real Estate - Libertador	(528,306)	(528,306)
Real Estate - Store 1 Puerto Madero	(199,782)	(199,782)
Real Estate - Store 5 Puerto Madero	(124,696)	(124,696)
Real Estate - Mar del Plata	(14,628)	(14,628)
Real Estate - Bahía Blanca	(15,731)	(15,731)

TOTAL	(1,171,070)	(1,171,070)

16.	Intangible assets

Breakdown is as follows:

	06.30.23	12.31.22

Own systems development expenses	14,638,404	14,390,738

TOTAL	14,638,404	14,390,738

17.	Other non-financial assets

Breakdown is as follows:

	06.30.23	12.31.22

Investment properties	29,481,158	29,740,673
Prepayments	5,518,344	5,268,740
Advances to suppliers of goods	2,991,488	1,357,431
Tax advances	2,974,521	3,796,301
Advances to personnel	471,197	2,406,196
Other miscellaneous assets	466,089	392,387
Assets acquired as security for loans	28,384	28,627
Other	427,858	369,064

TOTAL	42,359,039	43,359,419

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	06.30.23	12.31.22

Property and equipment held for sale	399,782	339,151

TOTAL	399,782	339,151

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

Account	Impairment
	06.30.2023	12.31.2022

Real Estate held for sale - Fisherton	(131,826)	(131,826)
Real Estate held for sale - Mendoza	(597)	(597)

TOTAL	(132,423)	(132,423)

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.23	12.31.22

Non-financial Government sector	11,005,145	14,586,112
Financial Sector	6,584,837	916,890
Non-financial Private Sector and Residents Abroad	1,983,254,674	1,955,506,089
Savings accounts	711,635,389	752,072,937
Time deposits	657,332,199	615,772,448
Checking accounts	457,272,390	381,943,873
Investment accounts	142,458,647	189,775,218
Other	14,556,049	15,941,613

TOTAL	2,000,844,656	1,971,009,091

20.	Liabilities at fair value through profit or loss

No transactions were accounted for in the period/year ended June 30, 2023 and December 31, 2022.

21.	Other financial liabilities

Breakdown is as follows:

	06.30.23	12.31.22

Obligations from financing of purchases	137,178,711	124,438,769
Receivables from spot purchases pending settlement	54,277,841	5,880,967
Credit balance for spot sales pending settlement	49,955,018	4,003,478
Collections and other transactions on behalf of third parties	14,304,945	12,700,141
Payment orders pending credit	6,441,338	9,835,647
Liabilities for leases (Note 25)	5,744,477	6,208,562
Funds collected under AFIP's instructions	3,296,364	7,052,825
Commissions accrued payable	12,692	61,543
Other	5,552,078	5,677,176

TOTAL	276,763,464	175,859,108

22.	Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.23	12.31.22

Foreign financial institutions	2,194,004	843,289
Local financial institutions	633,356	3,601,197
BCRA	83,526	132,595

TOTAL	2,910,886	4,577,081

23.	Corporate bonds issued

No transactions were accounted for in the period/year ended June 30, 2023 and December 31, 2022.

24.	Other non-financial liabilities

Breakdown is as follows:

	06.30.23	12.31.22

Miscellaneous creditors	49,715,676	55,283,420
Cash dividends payable (1)	44,787,970	22,353,195
Advances collected	30,109,476	29,580,413
Short-term personnel benefits	25,369,161	25,788,134
Other collections and withholdings	24,300,948	26,333,631
Other taxes payable	13,164,899	10,054,151
Social security payment orders pending settlement	2,291,272	462,102
Long-term personnel benefits	1,729,475	1,378,515
Termination benefits payable	856,579	1,352,403
For contract liabilities	543,645	677,531
Other	90,077	231,060

TOTAL	192,959,178	173,494,555

(1)	See Note 43 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of June 30, 2023 and December 31, 2022:

Rights of use under leases

	Initial			Amortization			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.23	Increases	Decreases	as of 01.01.23	Decreases	Período (1)	06.30.23

Leased real property	20,706,289	1,219,793	605,016	11,894,325	461,162	641,035	9,246,868

(1) See Note 36.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.23	12.31.22

Up to one year	419,114	47,215	466,329	456,170

From 1 to 5 years	3,681,067	336,636	4,017,703	4,756,588

More than 5 years	1,251,121	9,324	1,260,445	995,804

			5,744,477	6,208,562

Interest and exchange rate difference recognized in profit or loss

	06.30.23	06.30.22

Other operating expenses

Interest on liabilities from leases (Note 37)	(387,107)	(502,666)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(4,629,358)	(4,298,031)

26.	Interest income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Interest on government securities	152,074,803	282,534,083	90,243,263	151,400,660
Acquisition Value Unit (CER) clause adjustments	45,505,535	72,697,895	33,569,756	50,226,251
Interest on credit card loans	32,995,474	65,504,925	20,486,768	40,878,356
Interest on instruments	32,441,675	56,316,213	11,749,179	23,223,922
Premiums on reverse repurchase agreements	31,646,511	53,335,175	2,534,690	21,272,675
Interest on overdrafts	20,231,468	41,631,035	8,941,022	14,962,429
Interest on consumer loans	15,923,733	30,933,126	11,565,933	22,690,723
Acquisition Value Unit (UVA) clause adjustments	13,801,042	24,420,575	12,431,046	21,030,716
Interest on other loans	7,796,853	17,619,429	9,831,100	18,352,122
Interest on loans to the financial sector	4,064,388	6,636,657	2,830,575	5,642,912
Interest on pledge loans	1,615,085	3,014,406	966,638	1,680,569
Interest on mortgage loans	634,109	1,953,309	949,640	2,017,128
Interest on finance leases	885,080	1,829,327	430,437	951,816
Interest on private securities	446,336	718,417	266,565	507,218
Interest on loans for the prefinancing and financing of exports	194,095	385,231	288,712	615,211
Other	282,315	521,742	204,253	412,071

TOTAL	360,538,502	660,051,545	207,289,577	375,864,779

27.	Interest expense

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Time deposits	142,234,114	261,837,594	67,404,847	122,128,589
Checking accounts deposits	31,157,661	47,068,488	15,867,982	29,034,950
Acquisition Value Unit (UVA) clause adjustments	6,718,639	12,639,751	10,045,059	14,324,420
Savings accounts deposits	849,468	1,477,958	621,532	1,018,159
Interfinancial loans received	210,970	372,390	99,685	274,687
Other liabilities from financial transactions	92,737	259,655	71,951	175,186
Premiums on reverse repurchase transactions	69	69	-	3,898
Other	2,573	3,583	1,843	2,454

TOTAL	181,266,231	323,659,488	94,112,899	166,962,343

28.	Commission income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

From credit cards	15,975,979	26,082,197	13,488,041	27,206,843
Linked to liabilities	10,800,784	21,958,646	12,083,610	25,560,232
From foreign trade and foreign currency transactions	1,418,229	2,668,403	1,362,603	2,659,207
From insurance	1,192,023	2,390,471	1,319,540	2,736,160
Linked to securities	563,191	1,038,413	321,169	654,794
Linked to loans	423,723	850,769	282,122	637,075
Loan commitments	83,598	83,598	-	-
From guarantees granted	12,383	20,368	1,369	2,568

TOTAL	30,469,910	55,092,865	28,858,454	59,456,879

29.	Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

For credit and debit cards	4,218,929	14,104,277	5,714,664	18,372,684
For foreign trade transactions	2,123,903	2,525,441	289,220	576,672
For payment of salaries	1,032,457	1,818,810	736,229	1,608,974
For new channels	697,370	1,258,520	464,380	793,495
For data processing	532,868	1,013,060	594,792	1,169,860
For advertising campaigns	66,601	122,044	(14,019)	75,345
For digital sales services	12,478	14,507	11,599	24,667
Linked to transactions with securities	6,288	12,914	5,902	11,926
Other commission expenses	1,057,461	1,916,360	895,158	1,941,555

TOTAL	9,748,355	22,785,933	8,697,925	24,575,178

30.	Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Income from government securities	7,380,321	14,451,061	2,421,029	4,179,698
Income from foreign currency forward transactions	(297,831)	480,784	45,698	1,685,855
Income from private securities	119,469	206,077	(130,728)	(281,044)
Income from corporate bonds	200	200	26,606	28,672
Income/(loss) from interest rate swaps	(59,231)	(32,127)	-	(1,945)
Income/(loss) from put options taken	(84,959)	(118,359)	-	-
Income from sale or write-off of financial assets (1)	-	-	-	6,612,896
Other	(120)	(124)	-	(7,987)

TOTAL	7,057,849	14,987,512	2,362,605	12,216,145

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

31.	Net income from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Income from sale of government securities	2,289,079	2,336,520	1,223,762	1,137,163
Income/(Loss) from sale of private securities	1,257	1,257	(927)	(927)

TOTAL	2,290,336	2,337,777	1,222,835	1,136,236

32.	Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Income from purchase-sale of foreign currency	4,893,858	9,052,142	4,694,804	10,046,691
Conversion of foreign currency assets and liabilities into pesos	(1,690,844)	(4,456,637)	(1,333,392)	(2,348,255)

TOTAL	3,203,014	4,595,505	3,361,412	7,698,436

33.	Other operating income

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Adjustments and interest on miscellaneous receivables	2,856,537	5,409,084	2,650,422	4,577,398
Rental of safe deposit boxes	1,044,932	1,891,314	1,105,537	2,408,607
Loans recovered	531,861	1,331,342	1,081,029	2,078,129
Debit and credit card commissions	541,545	1,131,230	611,977	1,256,717
Rent	295,138	604,903	305,600	425,340
Punitive interest	300,765	559,179	145,885	278,765
Fees expenses recovered	271,396	542,635	297,724	639,220
Commission from syndicated transactions	94,511	218,542	68,433	248,817
Allowances reversed	(2,984)	710	91,113	132,051
Income from asset sale in equity instruments (1)	-	-	160,200	2,283,546
Other operating income	1,212,283	2,039,241	568,628	1,290,312

TOTAL	7,145,984	13,728,180	7,086,548	15,618,902

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

34.	Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Salaries	14,652,532	30,220,810	14,749,141	28,385,595
Other short-term personnel benefits	6,696,964	12,343,474	6,158,330	9,987,736
Social security withholdings and collections	4,488,801	9,051,249	4,505,883	8,455,207
Personnel compensation and bonuses	1,122,110	1,710,375	765,000	1,480,699
Personnel services	622,066	1,039,415	459,922	793,926
Termination personnel benefits (Exhibit J)	151,648	151,648	167,378	167,378
Other long-term personnel benefits	814,618	814,618	104,593	104,593

TOTAL	28,548,739	55,331,589	26,910,247	49,375,134

35.	Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Taxes	5,731,837	11,588,942	5,051,845	10,307,668
Rent	4,835,319	9,158,682	4,712,055	8,652,508
IT	4,709,032	8,086,169	2,818,850	3,704,113
Contracted administrative services	3,664,428	6,849,059	1,822,607	3,490,161
Armored transportation services	2,519,810	5,029,704	2,860,807	5,947,696
Maintenance and repair costs	2,320,610	4,929,292	2,420,030	4,870,829
Advertising	1,678,005	3,571,477	1,282,370	2,560,610
Electricity and communications	962,233	1,964,732	903,832	1,895,007
Documents distribution	773,731	1,630,229	984,170	1,871,127
Other fees	909,781	1,588,762	716,968	1,464,388
Security services	709,270	1,387,988	687,974	1,398,052
Trade reports	297,064	1,235,014	441,066	893,743
Insurance	207,750	441,102	232,421	503,112
Representation and travel expenses	216,415	363,256	149,584	251,689
Stationery and supplies	40,213	70,157	(2,024)	63,413
Fees to Bank Directors and Supervisory Committee	31,448	55,450	52,187	78,555
Other administrative expenses	1,197,773	2,086,749	862,856	1,731,077

TOTAL	30,804,719	60,036,764	25,997,598	49,683,748

36.	Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Property and equipment	2,569,094	5,214,404	2,758,224	5,711,040
Intangible assets	393,364	785,978	172,887	351,010
Depreciation of other assets	182,053	260,766	121,373	160,020
Right of use of leased real estate	307,264	641,035	626,404	1,558,387

TOTAL	3,451,775	6,902,183	3,678,888	7,780,457

37.	Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.23	Accumulated as of 06.30.23	Quarter ended 06.30.22	Accumulated as of 06.30.22

Turnover tax	21,408,478	39,654,878	12,825,501	25,541,380
Other allowances (Exhibit J)	2,152,507	4,078,638	1,056,807	2,604,345
Initial recognition of loans	1,055,721	2,289,766	1,896,058	3,152,133
Contribution to the Deposit Guarantee Fund	715,996	1,438,091	782,546	1,579,786
Claims	284,887	625,775	444,418	1,173,977
Interest on liabilities from leases (Note 25)	175,362	387,107	234,086	502,666
Reorganization expenses (Exhibit J)	-	-	2,503,265	2,870,078
Other operating expenses	1,874,693	3,067,013	1,323,136	2,397,725

TOTAL	27,667,644	51,541,268	21,065,817	39,822,090

38.	Restricted assets

As of June 30, 2023 and December 31, 2022, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	06.30.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	64,935	62,246

Total	64,935	62,246

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 79,521,742 and 69,603,287 as of June 30, 2023 and December 31, 2022, respectively (see Note 11 to these separate condensed interim financial statements).

39.	Minimum cash and minimum capital requirements

39.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	220,301,932	243,041,023
BCRA - Special guarantee accounts - restricted (Note 10)	38,614,629	20,893,932
BCRA - Special pension accounts - restricted	1,656,482	-

	260,573,043	263,934,955

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,426,289	18,223,979
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,405,825	48,869,848
Other debt securities	109,686,063	27,929,725
BCRA Liquidity Bills	745,603,418	728,467,033

TOTAL	1,162,694,638	1,087,425,540

39.2 Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	06.30.23	12.31.22

Credit risk	101,013,707	101,111,326
Operational risk	41,755,877	41,337,996
Market risk	879,358	2,221,968

Paid-in	492,688,330	456,182,052

Surplus	349,039,388	311,510,762

40.	Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	45,475,683	2	45,475,683	-	45,475,683	-	45,475,683
Argentine Treasury Bonds in pesos at 16%. Maturity 10-17-2023	5319	9,321,918	1	9,321,918	10,528,455	9,321,918	-	9,321,918
Treasury Bills adjusted by CER. Maturity 07-18-2023	9182	1,235,177	1	1,235,177	-	1,235,177	-	1,235,177
Treasury Bills adjusted by CER. Maturity 09-18-2023	9155	330,426	1	330,426	-	330,426	-	330,426
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	454	2	454	-	454	-	454
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-	1	-	598,624	-	-	-

Subtotal Government Securities - In pesos		56,363,658		56,363,658	11,127,079	56,363,658	-	56,363,658

Government Securities - In foreign currency

GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086/94727	5,141	1	5,141	-	5,141	-	5,141
Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	-	1	-	5,303,967	-	-	-

Subtotal Government Securities - In foreign currency		5,141		5,141	5,303,967	5,141	-	5,141

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 07-20-2023	14009	23,750,650	2	23,750,650	-	23,750,650	-	23,750,650
Other

Subtotal BCRA Bills - In pesos		23,750,650		23,750,650	22,022,660	23,750,650	-	23,750,650

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		80,119,449		80,119,449	38,453,706	80,119,449	-	80,119,449

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 12-13-2024	9200	70,048,881	2	70,048,881	-	70,048,881	444,789	70,493,670
Treasury Bonds in pesos adjusted by 1.50% CER. Maturity 03-25-2024	5493	33,553,336	1	33,553,336	37,455,038	33,553,336	-	33,553,336
Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	5405	22,870,208	1	22,870,208	38,629,654	22,870,208	-	22,870,208
Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	9179	21,488,350	1	21,488,350	-	21,488,350	119,368	21,607,718
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	9180	16,248,635	1	16,248,635	-	16,248,635	105,801	16,354,436
Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-9-2026	5925	13,555,009	1	13,555,009	12,451,751	13,555,009	-	13,555,009
Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	1,600,252	2	1,600,252	-	1,600,252	-	1,600,252
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	299,945	2	299,945	-	299,945	1,125	301,070
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	-	1	-	19,910,253	-	-	-
Treasury Bills at discount. ARS 03-31-2023	9164	-	2	-	13,680,484	-	-	-
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	13,154,728	-	-	-
Treasury Bills at discount. ARS 04-28-2023	9142	-	2	-	12,046,636	-	-	-
Treasury Bills at discount. ARS 05-31-2023	9171	-	2	-	2,202,605	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	1,004,257	-	-	-
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	-	2	-	31,333,308	-	-	-
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	-	1	-	7,332,653	-	-	-

Subtotal Government Securities - In pesos		179,664,616		179,664,616	189,201,367	179,664,616	671,083	180,335,699

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	-	1	-	404,126	-	-	-

Subtotal Government Securities - In foreign currency		-		-	404,126	-	-	-

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 07-27-2023	14011	111,975,720	2	111,975,720	-	111,975,720	-	111,975,720
BCRA Liquidity Bills in pesos. Maturity 07-25-2023	14010	105,498,083	2	105,498,083	-	105,498,083	-	105,498,083
BCRA Liquidity Bills in pesos. Maturity 07-20-2023	14009	71,251,950	2	71,251,950	-	71,251,950	-	71,251,950
BCRA Liquidity Bills in pesos. Maturity 07-18-2023	14008	95,485,400	2	95,485,400	-	95,485,400	-	95,485,400
BCRA Liquidity Bills in pesos. Maturity 07-13-2023	14003	72,435,555	2	72,435,555	-	72,435,555	-	72,435,555
BCRA Liquidity Bills in pesos. Maturity 07-11-2023	14002	87,497,730	2	87,497,730	-	87,497,730	-	87,497,730
BCRA Liquidity Bills in pesos. Maturity 07-06-2023	14001	88,626,420	2	88,626,420	-	88,626,420	-	88,626,420
BCRA Liquidity Bills in pesos. Maturity 07-04-2023	14000	89,081,910	2	89,081,910	-	89,081,910	-	89,081,910
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	249,844,326	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	65,129,879	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	72,679,195	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	66,067,981	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	73,702,792	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	89,331,227	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	89,688,973	-	-	-

Subtotal BCRA Bills - In pesos		721,852,768		721,852,768	706,444,373	721,852,768	-	721,852,768

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 04-20-2024	11916	31,827,700	2	31,827,700	-	31,827,700	-	31,827,700
Local BCRA Bills in USD. Maturity 10-03-2023	11815	-	2	-	800,696	-	-	-
Local BCRA Bills in USD. Maturity 10-04-2023	11816	-	2	-	800,696	-	-	-
Local BCRA Bills in USD. Maturity 09-29-2023	11808	-	2	-	800,696	-	-	-
Local BCRA Bills in USD. Maturity 10-05-2023	11817	-	2	-	533,797	-	-	-
Local BCRA Bills in USD. Maturity 09-23-2023	11804	-	2	-	266,898	-	-	-

Subtotal BCRA Bills - In foreign currency		31,827,700		31,827,700	3,202,783	31,827,700	-	31,827,700

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	1,035,280	3	1,035,280	928,814	1,035,280	-	1,035,280
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	443,592	3	443,592	-	443,592	-	443,592
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	223,686	3	223,686	-	223,686	-	223,686
Corporate Bond Bco. de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	214,885	3	214,885	-	214,885	-	214,885
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	149,567	2	149,567	-	149,567	-	149,567
Corporate Bond Refi Pampa Class 2 adjusted by UVA. Maturity 05-06-2025	56123	52,349	3	52,349	51,062	52,349	-	52,349

Subtotal Private Securities - In Pesos		2,119,359		2,119,359	979,876	2,119,359	-	2,119,359

Private Securities - In foreign currency

Corporate Bond Vista Energy Class 13 USD. Maturity 08-08-2024	56207	1,786,516	2	1,786,516	2,038,883	1,786,516	-	1,786,516
Corporate Bond Vista Energy Class 15 USD. Maturity 01-21-2025	56637	1,139,602	2	1,139,602	1,333,331	1,139,602	-	1,139,602
Corporate Bond Vista Energy Class 20 USD. Maturity 07-20-2025	57081	745,364	2	745,364	-	745,364	-	745,364
Obligación Negociable Luz De Tres Picos 4 USD. Maturity 09-29-2026	56467	461,667	2	461,667	837,853	461,667	-	461,667
Corporate Bond Petroquímica Comodoro Rivadavia Class H USD. Maturity 12-17-2024	55849	106,525	2	106,525	285,396	106,525	-	106,525
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	-	2	-	134,412	-	-	-

Subtotal Private Securities - In foreign currency		4,239,674		4,239,674	4,629,875	4,239,674	-	4,239,674

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		939,704,117		939,704,117	904,862,400	939,704,117	671,083	940,375,200

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	level	value	value	no options	Options	Final position
			value	06.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	32,235,230	2	32,405,825	48,869,848	32,405,825	-	32,405,825
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	30,079,641	2	29,628,247	-	29,628,247	-	29,628,247
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,391,323	2	14,426,289	18,223,979	14,426,289	-	14,426,289

Subtotal Government Securities - In pesos		76,706,194		76,460,361	67,093,827	76,460,361	-	76,460,361

TOTAL DEBT SECURITIES AT AMORTIZED COST		76,706,194		76,460,361	67,093,827	76,460,361	-	76,460,361

TOTAL OTHER DEBT SECURITIES		1,016,410,311		1,016,164,478	971,956,227	1,016,164,478	671,083	1,016,835,561

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		1,001,704	1	1,001,704	842,849	1,001,704	-	1,001,704
Banco de Valores de Bs. As. Share As.		499,592	1	499,592	479,947	499,592	-	499,592

Subtotal Private Securities - In Pesos		1,501,296		1,501,296	1,322,796	1,501,296	-	1,501,296

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		1,501,296		1,501,296	1,322,796	1,501,296	-	1,501,296

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		699,282	2	699,282	327	699,282	-	699,282

Subtotal Private Securities - In Pesos		699,282		699,282	327	699,282	-	699,282

Foreign:
Private Securities - In foreign currency

Other		123,194	2	123,194	90,787	123,194	-	123,194

Subtotal Private Securities - In foreign currency		123,194		123,194	90,787	123,194	-	123,194

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		822,476		822,476	91,114	822,476	-	822,476

TOTAL EQUITY INSTRUMENTS		2,323,772		2,323,772	1,413,910	2,323,772	-	2,323,772

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

Account	06.30.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	396,915,739	370,615,769
Preferred collaterals and counter-guarantees "A"	2,326,159	2,727,196
Preferred collaterals and counter-guarantees "B"	2,217,386	3,118,600
No preferred guarantees or counter guarantees	392,372,194	364,769,973

With special follow-up	1,897,499	1,156,993
Under observation	848,622	-
No preferred guarantees or counter guarantees	848,622	-

Under negotiation or refinancing agreements	1,048,877	1,156,993
Preferred collaterals and counter-guarantees "B"	155,965	194,624
No preferred guarantees or counter guarantees	892,912	962,369

Troubled	124,179	1,657,434
No preferred guarantees or counter guarantees	124,179	1,657,434

With high risk of insolvency	206,672	214,580
No preferred guarantees or counter guarantees	206,672	214,580

Uncollectible	327,268	41,213
No preferred guarantees or counter guarantees	327,268	41,213

TOTAL	399,471,357	373,685,989

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

Account	06.30.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	672,107,262	698,591,879
Preferred collaterals and counter-guarantees "A"	331,521	249,523
Preferred collaterals and counter-guarantees "B"	60,202,718	58,121,559
No preferred guarantees or counter guarantees	611,573,023	640,220,797

Low risk	10,122,555	8,511,723
Preferred collaterals and counter-guarantees "B"	487,784	557,331
No preferred guarantees or counter guarantees	9,634,771	7,954,392

Low risk - with special follow-up	464,818	279,364
No preferred guarantees or counter guarantees	464,818	279,364

Medium risk	8,380,953	5,845,138
Preferred collaterals and counter-guarantees "A"	-	77
Preferred collaterals and counter-guarantees "B"	139,870	126,242
No preferred guarantees or counter guarantees	8,241,083	5,718,819

High risk	5,860,406	4,095,021
Preferred collaterals and counter-guarantees "B"	224,253	208,994
No preferred guarantees or counter guarantees	5,636,153	3,886,027

Uncollectible	642,816	584,469
Preferred collaterals and counter-guarantees "A"	-	6,482
Preferred collaterals and counter-guarantees "B"	137,562	106,613
No preferred guarantees or counter guarantees	505,254	471,374

TOTAL	697,578,810	717,907,594

TOTAL GENERAL	1,097,050,167	1,091,593,583

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	06.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	113,808,861	10.37%	92,154,502	8.44%
50 following largest customers	142,418,066	12.98%	130,946,744	12.00%
100 following largest customers	76,885,723	7.01%	72,931,474	6.68%
All other customers	763,937,517	69.64%	795,560,863	72.88%

TOTAL	1,097,050,167	100.00%	1,091,593,583	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,744	-	-	-	-	-	3,744
Financial Sector	-	15,808,858	456,309	1,107,276	5,307,512	9,418,998	12,778,078	44,877,031

Non-financial Private Sector and Residents Abroad	14,159,790	508,769,775	121,045,932	104,769,881	169,253,084	107,067,021	202,722,502	1,227,787,985

TOTAL	14,159,790	524,582,377	121,502,241	105,877,157	174,560,596	116,486,019	215,500,580	1,272,668,760

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	2,109	-	-	-	-	-	2,109
B.C.R.A.	-	13,613	-	-	-	-	-	13,613
Financial Sector	-	10,612,305	7,745,988	3,679,400	2,764,056	9,384,968	2,731,730	36,918,447

Non-financial Private Sector and Residents Abroad	9,891,432	544,479,840	140,567,288	117,378,174	100,314,616	101,676,814	201,017,115	1,215,325,279

	9,891,432	555,107,867	148,313,276	121,057,574	103,078,672	111,061,782	203,748,845	1,252,259,448

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	06.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	279,982,564	13.99%	185,494,193	9.41%

50 following largest customers	256,985,298	12.84%	221,327,224	11.23%

100 following largest customers	92,509,946	4.62%	81,955,334	4.16%

All other customers	1,371,366,848	68.55%	1,482,232,340	75.20%

TOTAL	2,000,844,656	100.00%	1,971,009,091	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	1,656,160,081	256,091,767	191,421,487	1,466,136	136,927	-	2,105,276,398
Non-financial Government sector	11,060,883	13,867	-	-	-	-	11,074,750
Financial Sector	6,584,837	-	-	-	-	-	6,584,837
Non-financial Private Sector and Residents Abroad	1,638,514,361	256,077,900	191,421,487	1,466,136	136,927	-	2,087,616,811
Derivative instruments	471,963	-	-	-	-	-	471,963
Other financial liabilities	276,912,528	288,690	414,149	786,879	1,314,524	6,441,001	286,157,771
Financing received from the BCRA and other financial institutions	1,291,458	738,883	272,932	623,897	-	-	2,927,170

TOTAL	1,934,836,030	257,119,340	192,108,568	2,876,912	1,451,451	6,441,001	2,394,833,302

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	1,697,903,749	155,465,717	156,064,455	1,939,280	117,038	-	2,011,490,239
Non-financial Government sector	14,468,565	203,385	-	-	-	-	14,671,950
Financial Sector	916,890	-	-	-	-	-	916,890
Non-financial Private Sector and Residents Abroad	1,682,518,294	155,262,332	156,064,455	1,939,280	117,038	-	1,995,901,399
Derivative instruments	503,786	-	-	-	-	-	503,786
Other financial liabilities	176,108,387	421,390	560,534	894,454	1,572,336	7,337,203	186,894,304
Financing received from the BCRA and other financial institutions	3,877,878	369,263	330,912	-	-	-	4,578,053

TOTAL	1,878,393,800	156,256,370	156,955,901	2,833,734	1,689,374	7,337,203	2,203,466,382

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

				Decreases
Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 06.30.23

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	4,059,642	1,305,012	(1)(3)	-	-	(1,558,044)	3,806,610

- For administrative, disciplinary and criminal penalties	7,534	-		-	-	(2,534)	5,000

- Provisions for termination plans	684,117	151,648		-	-	(230,101)	605,664

- Other	8,095,019	2,775,561	(2)	710	598,349	(3,022,216)	7,249,305

TOTAL PROVISIONS	12,846,312	4,232,221		710	598,349	(4,812,895)	11,666,579

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 1.935 for exchange differences in foreign currency for contingent commitments.

PROVISIONS
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
	(Translation of Financial statementes originally issued in Spanish - See Note 40)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses		Balances as of 12.31.22

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	2,505,608	3,081,142	(1)(4)	-	-	(1,527,108)	4,059,642

	- For administrative, disciplinary and criminal penalties	14,676	-		-	-	(7,142)	7,534

	- Provisions for reorganization	3,943,191	3,576,732	(3)	343,331	5,579,989	(1,596,603)	-

	- Provisions for termination plans	772,576	337,891		-	-	(426,350)	684,117

	- Other	8,981,871	5,639,115	(2)	-	1,265,498	(5,260,469)	8,095,019

	TOTAL PROVISIONS	16,217,922	12,634,880		343,331	6,845,487	(8,817,672)	12,846,312

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 4.014 for exchange differences in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

ACCOUNTS	TOTAL	AS OF 06.30.23 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	06.30.23	Dollar	Euro	Real	Other	12.31.22

Cash and deposits in banks	376,827,984	366,593,479	8,861,336	25,215	1,347,954	374,311,079
Debt securities at fair value through profit or loss	5,141	5,141	-	-	-	5,303,967
Other financial assets	11,838,352	11,831,169	7,183	-	-	12,734,117
Loans and other financing	59,625,325	59,171,567	453,758	-	-	58,063,004
Non-financial Government sector	1,883	1,883	-	-	-	71
Other financial institutions	4,996	4,996	-	-	-	981
Non-financial Private Sector and Residents Abroad	59,618,446	59,164,688	453,758	-	-	58,061,952
Other debt securities	36,067,374	36,067,374	-	-	-	8,236,784
Financial assets pledged as collateral	6,573,922	6,573,922	-	-	-	16,230,235
Investments in equity instruments	123,194	114,499	8,695	-	-	90,787

TOTAL ASSETS	491,061,292	480,357,151	9,330,972	25,215	1,347,954	474,969,973

	TOTAL	AS OF 06.30.23 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	06.30.23	Dollar	Euro	Real	Other	12.31.22

Deposits	376,519,683	369,997,815	6,521,868	-	-	431,076,566
Non-financial Government sector	7,082,100	7,053,853	28,247	-	-	9,687,957
Financial Sector	204,723	202,554	2,169	-	-	129,947
Non-financial Private Sector and Residents Abroad	369,232,860	362,741,408	6,491,452	-	-	421,258,662
Other financial liabilities	75,653,422	73,388,146	1,297,846	-	967,430	32,993,462
Financing received from the BCRA and other financial institutions	2,756,967	2,383,186	373,781	-	-	1,672,150
Other non-financial liabilities	13,272,751	9,298,983	3,973,768	-	-	16,975,009

TOTAL LIABILITIES	468,202,823	455,068,130	12,167,263	-	967,430	482,717,187

EXHIBIT O

DERIVATIVES
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	8	3	23	4,000,000

REPO TRANSACTIONS (1)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	195,573,371

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	305,671,387

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	2	72	197,364,809

OPTIONS (2)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial Sector	19	18	577	671,084

(1)	Although these transactions do not correspond to derivatives, they are presented in this exhibit at the request of the BCRA.
(2)	The notional value of these options amounts to 102,564,922,297. See Notes 5 and 9 to the consolidated condensed interim financial statements.

DERIVATIVES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
	(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	12	8	31	2,260,213

	REPO TRANSACTIONS (1)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	88,288,033

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	479,073,503

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	2	1	57	2,912,472

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	1	67	226,876,433

	OPTIONS (2)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial Sector	9	5	263	74,108

(1)	Although these transactions do not correspond to derivatives, they are presented in this exhibit at the request of the BCRA.
(2)	The notional value of these options amounts to 4,685,000,000.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF JUNE 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.22	following	FI with significant	FI with credit	gain (loss)	as of 06.30.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	627,549	53,065	-	66,013	(226,978)	519,649

Loans and other financing	31,502,597	3,438,011	3,440,732	9,812,398	(12,940,788)	35,252,950
Other financial institutions	1,357,552	200,367	51,020	(1,673)	(427,421)	1,179,845
Non-financial Private Sector and Residents Abroad	30,145,045	3,237,644	3,389,712	9,814,071	(12,513,367)	34,073,105
Overdrafts	1,570,785	244,057	109,258	37,964	(612,705)	1,349,359
Instruments	1,149,859	823,567	41,942	44,119	(473,535)	1,585,952
Mortgage loans	2,584,361	22,407	397,059	720,295	(1,054,904)	2,669,218
Pledge loans	223,770	84,040	5,883	40,406	(87,960)	266,139
Consumer loans	6,176,381	365,684	300,623	3,529,592	(2,698,046)	7,674,234
Credit Cards	15,212,339	1,248,291	2,506,316	4,490,946	(6,319,381)	17,138,511
Finance leases	286,939	37,591	28,888	43,681	(111,912)	285,187
Other	2,940,611	412,007	(257)	907,068	(1,154,924)	3,104,505

Other debt securities	48,349	33,983	-	-	(20,882)	61,450

Contingent commitments	4,059,642	1,092,961	148,929	63,122	(1,558,044)	3,806,610

TOTAL ALLOWANCES	36,238,137	4,618,020	3,589,661	9,941,533	(14,746,692)	39,640,659

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	757,807	188,428	-	146,420	(465,106)	627,549

Loans and other financing	39,486,293	5,585,947	4,411,428	1,465,512	(19,446,583)	31,502,597
Other financial institutions	966,821	853,188	276,498	(4,053)	(734,902)	1,357,552
Non-financial Private Sector and Residents Abroad	38,519,472	4,732,759	4,134,930	1,469,565	(18,711,681)	30,145,045
Overdrafts	944,270	787,537	315,300	500,681	(977,003)	1,570,785
Instruments	1,764,002	279,923	(31,554)	(24,175)	(838,337)	1,149,859
Mortgage loans	2,157,726	98,060	396,875	1,278,059	(1,346,359)	2,584,361
Pledge loans	290,760	66,666	910	33,456	(168,022)	223,770
Consumer loans	7,536,883	566,672	(25,676)	2,040,825	(3,942,323)	6,176,381
Credit Cards	14,277,697	2,014,943	4,457,233	2,302,121	(7,839,655)	15,212,339
Finance leases	275,811	49,987	12,415	94,625	(145,899)	286,939
Other	11,272,323	868,971	(990,573)	(4,756,027)	(3,454,083)	2,940,611

Other debt securities	44,350	34,764	-	-	(30,765)	48,349

Contingent commitments	2,505,608	2,069,124	961,465	50,553	(1,527,108)	4,059,642

TOTAL ALLOWANCES	42,794,058	7,878,263	5,372,893	1,662,485	(21,469,562)	36,238,137

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 7,082,157 and 6,754,363, respectively.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

b) In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the six-month period ended June 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7642. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements as of June 30, 2023 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 23, 2023.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of June 30, 2023 and December 31, 2022.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2023, the Entity's total assets, liabilities and shareholders' equity attributable to owners of the parent amounted to 3,133,298,905; 2,566,282,805; and 558,582,420, respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.9 million active customers as of June 30, 2023. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 892 ATMs, 854 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,978 employees, including 93 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 1,052,089,295 as of June 30, 2023, reflecting a 4.63% decrease as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, mortgage loans and consumer loans, the latter jointly with credit cards decreased the least, by 8.01% in the case of consumer loans and 8.27% in credit cards, compared with June 30, 2022.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.01% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

In terms of portfolio quality, the Bank managed to obtain very good ratios. As of the nonperforming portfolio (nonperforming financing/total financing) stood at 1.38% with a 218.44% hedge level (total allowances/nonperforming financing) as of June 30, 2023.

The exposure for securities as of June 30, 2023 totaled $ 1,272,507,271, including repos.

In terms of liabilities, customers’ resources totaled $ 2,009,719,495, with a 4.30% decrease over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in deposits was 7.03% at period-end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 48,952,817 as of June 30, 2023, representing a return on average shareholders' equity of 17.72%, a return on average assets of 3.21%, and a return on average liabilities of 1.97%.

Accumulated net interest income totaled 347,892,349, up by 60.85% compared to June 2022. Such increase was driven by increased income from government securities and interest on overdraft facilities, offset by an increase in interest expense on term deposits.

Accumulated net commission income totaled 37,759,039 accounting for a 3.17% decrease compared to June 2022. This decrease was due to a decrease in credit card commissions and higher commission expenses.

Accumulated administrative expenses and personnel benefits totaled 117,143,719, up by 16.21% vis-a-vis June 2022. This increase was due to higher expenses for other short-term personnel benefits and hired administrative services.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Outlook

Last Sunday, August 13, the La Libertad Avanza party candidate, Javier Milei, was the most voted in the presidential primary election obtaining 30.2% of total votes, greatly exceeding the percentages predicted by polls. In second place was Juntos por el Cambio and Unión por la Patria obtained third place. This entails a highly uncertain context in the face of the October general elections. Financial variables are expected to remain highly volatile in an already deteriorated economic environment.

The unfavorable macroeconomic conditions continued to deteriorate, increasing the risk of economic and financial turbulences before the presidential election scheduled for the last quarter of 2023. In addition, after growing 5.2% in 2022, GDP would fall by about 3.5% this year, 100 additional basis points as compared to the BBVA Research’s previous projections (-2.5%), mostly due to the negative impact of climate on agricultural goods production and export. In this context, its impact on foreign and tax accounts contributed to accelerating the Argentine peso depreciation and inflation, which reached 113.4% in July.

The banking system continues to grow at a stable pace but affected by a high inflation rate. At the end of June 2023 both private credit and private deposits, grew 92% and 108%, respectively, comparative with June 2022 (source: BCRA siscen reporting regime as of June 30, 2023. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio decreased to 3.0%, compared to 3.2% as of June 2022 (source: Banking Report, BCRA, latest available data May 2023).

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

The Bank's digital transformation is now an inherent part of the way the institution does business. Our service offering has evolved in such a way that at the end of June 2023, the penetration of our digital customers reached 62%, remaining stable vis-a-vis the end of the previous year, while that of our mobile customers reached 56%, up from 54% a year ago. Our customers’ response has been satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system. In the quarter, the acquisition of new digital customers over traditional ones was 75%.

The Bank’s goal for 2023 will be to maintain its current strength built all over the years, within the framework of a decisive year for Argentina.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19

Total assets	3,133,298,905	3,029,577,276	3,055,724,997	2,878,308,108	3,057,452,216

Total liabilities	2,566,282,805	2,525,214,514	2,585,905,143	2,374,152,845	2,610,522,164

Shareholders' Equity	558,582,420	495,552,566	460,505,855	494,215,800	446,674,132

Minority interest	8,433,680	8,810,196	9,313,999	9,939,463	255,920

Total liabilities + Shareholders' Equity
+ Minority interest	3,133,298,905	3,029,577,276	3,055,724,997	2,878,308,108	3,057,452,216

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19

Net interest income	347,892,349	216,282,768	170,442,368	176,289,394	185,893,164

Net commission income	37,759,039	38,995,566	32,350,871	27,001,258	28,002,517

Net income from measurement of financial instruments at fair value through profit or loss	16,051,405	13,227,435	10,704,955	12,298,772	37,454,233
Net income from write-down of assets at amortized cost and at fair value through OCI	2,337,777	1,136,236	(187,209)	(5,194,431)	(320,678)
Foreing exchange and gold gains	4,536,908	7,684,085	7,689,194	14,858,043	21,216,959
Other operating income	13,811,729	15,684,224	12,470,996	11,875,929	63,721,017
Loan loss allowance	(21,219,773)	(11,031,485)	(15,021,172)	(23,131,858)	(22,823,041)

Net operating income	401,169,434	281,978,829	218,450,003	213,997,107	313,144,171

Personnel benefits	(56,305,268)	(50,316,225)	(45,386,887)	(45,895,189)	(48,765,556)
Administrative expenses	(60,838,451)	(50,491,341)	(41,692,450)	(40,430,480)	(36,523,235)
Asset depreciation and impairment	(6,983,414)	(7,845,410)	(8,395,682)	(9,078,645)	(10,577,110)
Other operating expenses	(54,210,914)	(41,713,873)	(37,895,476)	(32,443,335)	(72,718,456)

Operating income	222,831,387	131,611,980	85,079,508	86,149,458	144,559,814

Income from associates and joint ventures	518,548	(205,952)	500,743	1,157,731	1,050,662

Loss on net monetary position	(147,793,601)	(98,644,902)	(60,490,620)	(34,221,751)	(39,346,830)

Income before income tax from continuing activities	75,556,334	32,761,126	25,089,631	53,085,438	106,263,646

Income tax from continuing activities	(26,603,517)	11,690,188	12,073,526	(23,036,741)	(33,573,681)

Net income from continuing activities	48,952,817	44,451,314	37,163,157	30,048,697	72,689,965

Net income for the period	48,952,817	44,451,314	37,163,157	30,048,697	72,689,965

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED OTHER COMPREHENSIVE INCOME STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19

Net income for the period	48,952,817	44,451,314	37,163,157	30,048,697	72,689,965

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method	-	164,267	(22,996)	(200,758)	(290,042)

	-	164,267	(22,996)	(200,758)	(290,042)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI	6,301,458	(26,602,857)	(1,385,473)	19,927,726	(17,378,399)
Reclassification adjustment for the period	1,403,936	(1,136,236)	142,312	5,194,398	320,673
Income Tax	(3,968,515)	10,166,276	656,727	(6,786,008)	5,098,131

	3,736,879	(17,572,817)	(586,434)	18,336,116	(11,959,595)

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the period from equity instruments at fair value through OCI	691,845	(45,431)	(26,984)	(85,708)	63,992
Income Tax	-	-	-	19,857	-

	691,845	(45,431)	(26,984)	(65,851)	63,992

Total Other Comprehensive Income/(loss) for the period	4,428,724	(17,453,981)	(636,414)	18,069,507	(12,185,645)

Total Comprehensive Income	53,381,541	26,997,333	36,526,743	48,118,204	60,504,320

Total Comprehensive Income:
Attributable to owners of the Parent	53,089,565	27,656,270	36,685,631	47,707,984	60,527,773
Attributable to non-controlling interests	291,976	(658,937)	(158,888)	410,220	(23,453)

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19

Net cash generated by / (used in) operating activities	154,708,642	(46,613,410)	198,240,325	(255,609,555)	(36,785,573)

Total cash flows (used in) / generated by investing activities	(4,950,047)	(8,651,367)	(4,904,376)	(1,743,175)	6,979,264

Total cash flows (used in) / generated by financing activities	(4,010,092)	7,567,757	(15,065,247)	(19,143,353)	(11,187,263)

Effect of exchange rate changes	17,905,166	(24,712,437)	2,765,994	29,161,689	(14,138,376)

Effect of net monetary loss of cash and cash equivalents	(185,505,303)	(168,829,440)	(153,815,116)	(97,669,888)	(174,959,372)

Total cash generated / (used) during the period	(21,851,634)	(241,238,897)	27,221,580	(345,004,282)	(230,091,320)

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

COMPARATIVE STATISTICAL DATA
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(variation of balances over the previous fiscal year)

	06.30.23/ 06.30.22	06.30.22/ 06.30.21	06.30.21/ 06.30.20	06.30.20/ 06.30.19

Total loans	-4.63%	1.68%	-15.99%	-8.73%

Total deposits	-4.30%	-2.48%	8.65%	-8.32%

Income/(loss)	10.13%	19.61%	23.68%	-58.66%

Shareholders' Equity	12.42%	7.35%	-6.81%	12.80%

	COMPARATIVE STATISTICAL DATA
	COMPARATIVE WITH PREVIOUS FISCAL YEARS
	COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19

Solvency (a)	22.09%	19.97%	18.17%	21.24%	17.12%

Liquidity (b)	84.13%	76.68%	75.75%	63.84%	60.79%

Tied-up capital (c)	33.22%	37.00%	35.03%	32.82%	40.33%

Indebtedness (d)	4.53	5.01	5.50	4.71	5.84

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of June 30, 2023, (b) the condensed consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2023, the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in the such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” related to the measurement of the remaining investment in Prisma Medios de Pago S.A., in which the Bank exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was determined as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the six-month period ended June 30, 2022 would have changed.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 53. to the interim condensed consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of June 30, 2023, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 1,488,318,422, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended June 30, 2023, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of June 30, 2023 and as of June 30, 2022, 2021, 2020 and 2019, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of June 30, 2021, 2020 and 2019, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on August 24, 2021, August 25, 2020 and August 9, 2019, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting period.

d) As stated in note 47 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of June 30, 2023.

City of Buenos Aires

August 23, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of June 30, 2023; (b) the condensed separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2023, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.
b)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” related to the measurement of the remaining investment in Prisma Medios de Pago S.A., in which the Bank exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was determined as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the six-month period ended June 30, 2022 would have changed.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 40. to the interim condensed separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of June 30, 2023, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 1,488,318,422, none of which was due and payable as of that date.

c)	As stated in note 47 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of June 30, 2023.

City of Buenos Aires

August 23, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2023, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19.550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of June 30, 2023, which include the consolidated condensed statement of financial position as of June 30, 2023, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the six-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA Argentina as of June 30, 2023, and the separate condensed statement of financial position as of June 30, 2023, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

2. Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on August 23, 2023, issued their limited review report on the interim financial statements as of June 30, 2023, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA Argentina for the six-month period ended June 30, 2023 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.	As stated in note 2. to the accompanying consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

ii.	As stated in note 2 to the accompanying consolidated and separate financial statements, “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” as regards measurement of the remaining shareholding of the Bank in Prisma Medios de Pago S.A., in which the Entity exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was consummated as set forth in Memoranda dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the six-month period ended June 30, 2022 would have changed.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dr. Gonzalo Vidal Devoto is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 23, 2023.

GONZALO VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910

For the Supervisory Committee